Form 20-F
period 2025-12-31
ATHENA GOLD CORP
filed 2026-04-10
CIK 1304409

Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-51808

ATHENA GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

British Columbia

(Jurisdiction of incorporation or organization)

Suite 204, 1497 Martin St., White Rock, British Columbia, Canada V4B3WB

(Address of principal executive offices)

Koby Kushner, President and Chief Executive Officer

Phone: 416-846-6164

Email: kobykushner@athenagoldcorp.com

Suite 204, 1497 Martin St., White Rock, British Columbia, Canada V4B3WB

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

An aggregate of 31,567,535 ordinary shares, no par value per share, as of December 31, 2025. No preferred shares are issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐        Accelerated filer ☐        Non-accelerated filer ☒        Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.      ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report.     ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.      ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).      ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐     International Financial Reporting Standards as issued by the International Accounting Standards Board    ☒     Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐      Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking information. Forward-looking information includes statements relating to future actions, prospective products, future performance or results of current or anticipated products, sales and marketing efforts, costs and expenses, interest rates, outcome of contingencies, financial condition, results of operations, liquidity, business strategies, cost savings, objectives of management of Athena Gold Corp. (hereinafter referred to as the “Company,” “Athena” or “we”) and other matters. Forward-looking information may be included in this Annual Report on Form 20-F or may be incorporated by reference from other documents filed with the Securities and Exchange Commission (the “SEC”) by the Company. One can find many of these statements by looking for words including, for example, “believes,” “expects,” “anticipates,” “estimates” or similar expressions in this Annual Report on Form 20-F or in documents incorporated by reference in this Annual Report on Form 20-F. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events, except as required by applicable law.

The Company has based the forward-looking statements relating to the Company’s operations on management’s current expectations, estimates and projections about the Company and the industry in which it operates. These statements are not a guarantee of future performance and involve risks, uncertainties and assumptions that we cannot predict. In particular, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, the Company’s actual results may differ materially from those contemplated by these forward-looking statements. Any differences could result from a variety of factors, including, but not limited to general economic and business conditions, competition, and other factors, including those described in Item 3.D. “Risk Factors.”

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

An investment in our securities is speculative and involves a high degree of risk. Please carefully consider the following risk factors, as well as the possibility of the loss of your entire investment, before deciding to invest in our securities.

Risks Relating to the Continuation

The Company completed a redomestication in 2025 from Delaware to British Columbia by registering shares of Nova Athena Gold Corp, a British Columbia corporation, (“Athena BC”) issued to Company shareholders in exchange for their shares of Common Stock of the Company in a transaction that involved (i) the Company’s continuation from Delaware to British Columbia and (ii) the merger (in Delaware) and amalgamation (in British Columbia) of the Company with and into Athena BC, with Athena BC being the surviving entity. The transaction resulted in the Company redomesticating by becoming a British Columbia corporation (the “Redomestication”).

The following is a summary of the Risk Factors related to the Redomestication:

We will likely still be treated as a U.S. corporation and taxed on our worldwide income after the continuation.

The continuation of our company from the State of Delaware to the Province of British Columbia, Canada is considered a migration of our company from the State of Delaware to the Province of British Columbia, Canada. Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”), was enacted in 2004 to address the potential tax abuse that can occur when a U.S. corporation migrates to a foreign jurisdiction where it is no longer subject to U.S. tax on its worldwide income. Section 7874(b) of the Code provides generally that certain corporations that migrate from the U.S. will nonetheless remain subject to U.S. federal income tax on their worldwide income unless the migrating entity has substantial business activities in the foreign country to which it is migrating when compared to its total business activities. Section 7874(b) of the Code would apply to our migration unless we have substantial business activities in Canada when compared to our total business activities.

If Section 7874(b) of the Code applies to the migration of our company from the State of Delaware to the Province of British Columbia, Canada, our company would continue to be subject to U.S. federal income taxation on its world-wide income, which could have a material adverse effect on its financial condition and results of operations.

If Athena BC is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, then Athena BC believes the Continuation into the Province of British Columbia, Canada would be treated as a reorganization under Section 368(a) of the Code and the following U.S. federal income tax consequences generally would result for U.S. Holders (as defined in the section titled “Certain United States Federal Income Tax Consequences”):

(a)	no gain or loss will be recognized by a U.S. Holder on the exchange of Athena Shares for Athena BC Shares pursuant to the Continuation and merger;

(b)	the tax basis of a U.S. Holder in the Athena BC Shares acquired in exchange for Athena Shares pursuant to the Continuation and merger would be equal to such U.S. Holder’s tax basis in Athena Shares exchanged;

(c)	the holding period of a U.S. Holder with respect to the Athena BC Shares acquired in exchange for Athena Shares pursuant to the Continuation and merger will include such U.S. Holder’s holding period for Athena Shares; and

(d)	U.S. Holders who exchange Athena Shares for Athena BC Shares pursuant to the Continuation and merger generally would be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the Continuation and merger occurs, and to retain certain records related to the Continuation and merger.

We may be classified as a Passive Foreign Investment Company as a result of the continuation.

Sections 1291 to 1298 of the Code contain the Passive Foreign Investment Company (“PFIC”) rules. These rules generally provide for punitive treatment to “U.S. holders” (as defined in the section titled “Certain United States Federal Income Tax Consequences”) of PFICs. A foreign corporation is classified as a PFIC if 75% or more of its gross income is passive income or 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) produce passive income or are held for the production of passive income. In determining whether we are a PFIC, we are permitted to take into account the assets and income of our wholly owned subsidiaries because we own 100% of their stock. These rules would not apply if the Section 7874(b) rules, as noted above, deem Athena BC to be considered as a U.S. corporation for U.S. federal income tax purposes.

Based on the foregoing, it is not possible to determine whether we will be characterized as a PFIC for the current taxable year or any subsequent year until after the close of the relevant year. We must make a separate determination each year as to whether we are a PFIC (under either the asset test or the passive income test), and there can be no assurance with respect to our status as a PFIC for the current or any future taxable year. We or a related entity express no opinion as to the company’s or a related entity’s status as a PFIC for the current or any future or prior year if Section 7874 is not applicable. If we are a PFIC in any taxable year, a U.S. holder may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the common shares and on the receipt of distributions on the common shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. A U.S. holder may also be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our common shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. holder holds our common shares.

Since completing the Redomestication we are no longer be required to file quarterly financial statements that have been reviewed by our independent auditors on Forms 10-Q, as required by the Securities Exchange Act of 1934.

If we change our corporate jurisdiction to the Province of British Columbia, Canada, we will still have to comply with reporting requirements under United States securities laws. However, these requirements could be reduced because we will no longer be incorporated in a state of the United States.

These financial statements are the first that the Company has prepared in accordance with IFRS Accounting Standards. For periods up to and including the three months ended March 31, 2025, the Company prepared its financial statements in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

Since completing the Redomestication, insiders of our company will no longer be required to file insider reports under Section 16(a) of the Securities Exchange Act of 1934 and they will no longer be subject to the “short swing profit rule” of Section 16(b) of the Securities Exchange Act of 1934.

As a foreign private issuer, our directors, officers and stockholders owning more than 10% of our outstanding common stock will be subject to the insider filing requirements imposed by Canadian securities laws but they will be exempt from the insider requirements imposed by Section 16 of the Securities Exchange Act of 1934. The Canadian securities laws do not impose on insiders any equivalent of the “short swing profit rule” imposed by Section 16 and, after completion of the continuation, our insiders will not be subject to liability for profits realized from any “short swing” trading transactions, or a purchase and sale, or a sale and purchase, of our equity securities within less than six months. As a result, our stockholders may not enjoy the same degree of protection against insider trading as they would under Section 16 of the Securities Exchange Act of 1934.

Since completing the Redomesticaiton, our company is no longer be required to comply with Regulation FD.

Regulation FD, which was promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934 to prevent certain selective disclosure by reporting companies, does not apply to non-United States companies and will not apply to us upon completion of the continuation. As a result, our stockholders may not enjoy the same degree of protection against selective disclosure as they would under Section 16 of the Securities Exchange Act of 1934.

Your rights as a stockholder of our company will change as a result of the continuation.

Because of the differences between Delaware law and British Columbia law, your rights as a stockholder changed as a result of the Redomestication. For a detailed discussion of these differences, see “Material Differences of the Rights of Our Stockholders After the Change of Our Corporate Jurisdiction.”

The market for shares of our company as a British Columbia corporation may differ from the market for shares of our company as a Delaware corporation.

Although we anticipate that our common shares will requalify to be quoted on the OTC Markets Group Inc.’s OTCQB and be listed on the Canadian Securities Exchange following the completion of the continuation, the market prices, trading volume and volatility of the shares of our company as a British Columbia corporation could be different from those of the shares of our company as a Delaware corporation. We cannot predict what effect, if any, the continuation will have on the market price prevailing from time to time or the liquidity of our common shares.

Risks Related to our Business

We have no history of or experience in mineral production.

We have no history of or experience in producing gold or other metals. The development of our Excelsior Springs Project would require the construction and operation of mines, processing plants, and related infrastructure. As a result, we would be subject to all of the risks associated with establishing a new mining operation and business enterprise. We may never successfully establish mining operations, and any such operations may not achieve profitability.

Our principal shareholders and control persons are also principal shareholders and control persons of Athena, Magellan Gold, Silver Saddle and Libra Lithium, which could result in conflicts with the interests of minority stockholders.

Magellan Gold Corporation (“Magellan”) is a publicly-held company under common control. Mr. Power is our President, CEO and a director and is a former officer and director of Magellan. John Gibbs is a significant shareholder of both Athena and Magellan.

Messrs. Gibbs and Power are control persons and principal shareholders of Athena and Silver Saddle. Athena, Magellan and Silver Saddle are engaged in mineral exploration activities, although in different geographical regions. While the geographical focus of the companies is different, numerous conflicts could arise in the future. For example, Messrs. Gibbs and Power have provided the majority of working capital for all three companies to date, and in the likely event that these companies require additional capital in the future, their resources may be inadequate to finance the activities of all. In addition, if new prospects become available, a conflict may exist with respect to which company to offer those opportunities. Messrs. Gibbs and Power have not developed a conflict of interest policy to mitigate the potential adverse effects of these conflicts and as a result these conflicts represent a significant risk to the shareholders of the Company. Conflicts for access to limited resources and opportunities cannot be eliminated completely, and investors should be aware of their potential.

David Goodman is the Chairman of Libra Lithium Corp. Mr. Kushner is CEO and director of Libra Lithium Corp, a director of La Imperial Resources and a director of Honey Badger Silver.

Our principal executive officer intends to devote only a limited amount of his time and attention to our business.

Mr. Power is the only executive officer of Athena. He anticipates that he will only devote approximately 25% of his time and attention to our business. This limited focus could result in significant delays in our exploration and development activities and ability to generate revenues and profits, if any, in the future.

We have no proven or probable reserves and our properties are in the exploration stage

We are considered an exploration stage company under SEC criteria since we have not demonstrated the existence of proven or probable mineral reserves or mineral resources at any of our properties.

The SEC’s Final Rule 13-10570, Modernization of Property Disclosures for Mining Registrants, became effective March 30, 2019, and rescinds SEC Industry Guide 7 following a two-year transition period.

Under the former Industry Guide 7, the SEC defined a “reserve” as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Proven or probable mineral reserves were those reserves for which (a) quantity is computed and (b) the sites for inspection, sampling, and measurement are spaced so closely that the geologic character is defined and size, shape and depth of mineral content can be established (proven) or the sites are farther apart or are otherwise less adequately spaced but high enough to assume continuity between observation points (probable). Mineral Reserves could not be considered proven or probable unless and until they are supported by a feasibility study, indicating that the mineral reserves have had the requisite geologic, technical and economic work performed and are economically and legally extractable.

The final rule’s amendments require disclosure of both mineral reserves and mineral resources. Under the final rule, a mineral reserve is defined as “an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project.” A mineral resource is defined as “a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction.” Under the SEC’s former disclosure requirements under Industry Guide 7, an assessment of the economic viability of mineral reserves must be supported by a final feasibility study. By contrast, the final rule’s amendments provide that a prefeasibility study, which is more limited in scope than a final feasibility study, will also be sufficient to support such an assessment. As for mineral resources, their disclosure is prohibited under former SEC guidance unless it is required under the regulations of another jurisdiction, such as Canada. Under the final rule’s amendments, however, mineral resources must be disclosed and categorized as “measured” (if the geological sampling is “conclusive”), “indicated” (if the geological sampling is “adequate”), or “inferred” (if the geological sampling is “limited”). Effectively, the categorization is based on the company’s confidence in its ability to develop the mineral resources, which depends on the sampling and testing that have been performed. The final rule’s amendments also require companies to disclose exploration results when such information would be material to investors. Further, the disclosures required under the final rule must be supported by the work of a qualified person, such as a mine engineer. When a company first reports mineral reserves or resources, or makes a material change to such disclosures, it must file a technical report summary supporting the disclosure. Developing this detailed disclosure information (e.g., by using an expert) and maintaining appropriate disclosure controls and procedures over it requires significant time, resources, and effort.

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures and is frequently non-productive.

Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;

•	determine metal content and metallurgical recovery processes to extract metal from the ore; and,

•	design mining and processing facilities.

If we discover ore at the Excelsior Springs Project, we expect that it would be several additional years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production could change. As a result of these uncertainties, there can be no assurance that our exploration programs will result in proven and probable reserves in sufficient quantities to justify commercial operations at the Excelsior Springs Project.

Even if our exploration efforts at Excelsior Springs are successful, we may not be able to raise the funds necessary to develop the Excelsior Springs Project.

If our exploration efforts at our prospects are successful, of which there can be no assurance, our current estimates indicate that we may be required to raise substantial external financing to develop and construct the mines. Sources of external financing could include bank borrowings and debt and equity offerings, but financing has become significantly more difficult to obtain in the current market environment. The failure to obtain financing would have a material adverse effect on our growth strategy and our results of operations and financial condition. We currently have no specific plan to obtain the necessary funding and there exist no agreements, commitments or arrangements to provide us with the financing that we may need. There can be no assurance that we will commence production at any of our Properties or generate sufficient revenues to meet our obligations as they become due or obtain necessary financing on acceptable terms, if at all, and we may not be able to secure the financing necessary to begin or sustain production at the Properties. Our failure to raise needed funding could also result in our inability to meet our future royalty and work commitments under our mineral leases, which could result in a forfeiture of our mineral interest altogether and a default under other financial commitments. In addition, should we incur significant losses in future periods, we may be unable to continue as a going concern, and we may not be able to realize our assets and settle our liabilities in the normal course of business at amounts reflected in our financial statements included or incorporated herein by reference.

We may not be able to obtain permits required for development of the Properties.

In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. We will be required to obtain numerous permits for our Properties. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings. Our efforts to develop the Properties may also be opposed by environmental groups. In addition, mining projects require the evaluation of environmental impacts for air, water, vegetation, wildlife, cultural, historical, geological, geotechnical, geochemical, soil and socioeconomic conditions. An Environmental Impact Statement would be required before we could commence mine development or mining activities. Baseline environmental conditions are the basis on which direct and indirect impacts of the Properties are evaluated and based on which potential mitigation measures would be proposed. If the Properties were found to significantly adversely impact the baseline conditions, we could incur significant additional costs to avoid or mitigate the adverse impact, and delays in the development of Properties could result.

Permits would also be required for, among other things, storm-water discharge; air quality; wetland disturbance; dam safety (for water storage and/or tailing storage); septic and sewage; and water rights appropriation. In addition, compliance must be demonstrated with the Endangered Species Act and the National Historical Preservation Act.

The mining industry is intensely competitive.

The mining industry is intensely competitive. We may be at a competitive disadvantage because we must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than we do. Increased competition could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future. We may also encounter increasing competition from other mining companies in our efforts to locate acquisition targets, hire experienced mining professionals and acquire exploration resources.

Our future success is subject to risks inherent in the mining industry.

Our future mining operations, if any, would be subject to all of the hazards and risks normally incident to developing and operating mining properties. These risks include:

•	insufficient ore reserves;
•	fluctuations in metal prices and increase in production costs that may make mining of reserves uneconomic;
•	significant environmental and other regulatory restrictions;
•	labor disputes; geological problems;
•	failure of underground stopes and/or surface dams;
•	force majeure events; and
•	the risk of injury to persons, property or the environment.

Our future profitability will be affected by changes in the prices of metals.

If we establish reserves, complete a favorable feasibility study for the Excelsior Springs Project, and complete development of a mine, our profitability and long-term viability will depend, in large part, on the market price of gold. The market prices for metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;
•	supply of, and demand for, silver and other metals;
•	speculative activities;
•	expectations for inflation; and
•	political and economic conditions.

The aggregate effect of these factors on metals prices is impossible for us to predict. Decreases in metals prices could adversely affect our ability to finance the exploration and development of our properties, which would have a material adverse effect on our financial condition and results of operations and cash flows. There can be no assurance that metals prices will not decline.

The market price of gold is volatile. Low gold prices could result in decreased revenues, decreased net income or increased losses and decreased cash flows, and may negatively affect our business.

Gold is a commodity. Its price fluctuates, and is affected by many factors beyond our control, including interest rates, expectations regarding inflation, speculation, currency values, governmental decisions regarding the disposal of precious metals stockpiles, global and regional demand and production, political and economic conditions and other factors.

The price of gold may decline in the future. Factors that are generally understood to contribute to a decline in the price of gold include sales by private and government holders, and a general global economic slowdown. If the price of silver is depressed for a sustained period and our net losses continue, we may be forced to suspend operations until the prices increase, and to record asset impairment write-downs. Any continued or increased net losses or asset impairment write-downs would adversely affect our financial condition and results of operations.

We might be unable to raise additional financing necessary to complete capital needs, conduct our business and make payments when due.

We will need to raise additional funds in order to meet capital needs and implement our business plan. Any required additional financing might not be available on commercially reasonable terms, or at all. If we raise additional funds by issuing equity securities, holders of our common stock could experience significant dilution of their ownership interest, and these securities could have rights senior to those of the holders of our common stock.

Mineral exploration and development inherently involves significant and irreducible financial risks. We may suffer from the failure to find and develop profitable mines.

The exploration for and development of mineral deposits involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Unprofitable efforts may result from the failure to discover mineral deposits. Even if mineral deposits are found, such deposits may be insufficient in quantity and quality to return a profit from production, or it may take a number of years until production is possible, during which time the economic viability of the Project may change. Few properties which are explored are ultimately developed into producing mines. Mining companies rely on consultants and others for exploration, development, construction and operating expertise.

Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of favorable feasibility studies, issuance and maintenance of necessary permits and receipt of adequate financing.

Once a mineral deposit is developed, whether it will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; government regulations including taxes, royalties and land tenure; land use, importing and exporting of minerals and environmental protection; and mineral prices. Factors that affect adequacy of infrastructure include: reliability of roads, bridges, power sources and water supply; unusual or infrequent weather phenomena; sabotage; and government or other interference in the maintenance or provision of such infrastructure. All of these factors are highly cyclical. The exact effect of these factors cannot be accurately predicted, but the combination may result in not receiving an adequate return on invested capital.

Significant investment risks and operational costs are associated with our exploration, development and mining activities. These risks and costs may result in lower economic returns and may adversely affect our business.

Mineral exploration, particularly for gold, involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the Project may change.

Development projects may have no operating history upon which to base estimates of future operating costs and capital requirements. Development project items such as estimates of reserves, metal recoveries and cash operating costs are to a large extent based upon the interpretation of geologic data, obtained from a limited number of drill holes and other sampling techniques, and feasibility studies. Estimates of cash operating costs are then derived based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climate conditions and other factors. As a result, actual cash operating costs and economic returns of any and all development projects may materially differ from the costs and returns estimated, and accordingly, our financial condition and results of operations may be negatively affected.

The estimation of ore reserves is imprecise and depends upon subjective factors. Estimated ore reserves may not be realized in actual production. Our operating results may be negatively affected by inaccurate estimates.

If, in the future, we present estimates of ore reserve figures in our public filings, those figures may be estimated by our technical personnel. Reserve estimates are a function of geological and engineering analyses that require us to make assumptions about production costs and gold market prices. Reserve estimation is an imprecise and subjective process. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation, judgment and experience. Assumptions about gold market prices are subject to great uncertainty as those prices have fluctuated widely in the past. Declines in the market prices of gold may render future potential reserves containing relatively lower grades of ore uneconomic to exploit, and we may be required to reduce reserve estimates, discontinue development or mining at one or more of our properties, or write down assets as impaired. Should we encounter mineralization or geologic formations at any of our projects different from those we predicted, we may adjust our reserve estimates and alter our mining plans. Either of these alternatives may adversely affect our actual future production and operating results.

The estimation of the ultimate recovery of metals contained within a heap leach pad inventory is inherently inaccurate and subjective and requires the use of estimation techniques. Actual recoveries can be expected to vary from estimations.

We expect to use the heap leach process to extract gold from ore. The heap leach process is a process of extracting gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver, which is then recovered in metallurgical processes.

We will use several integrated steps in the process of extracting gold to estimate the metal content of ore placed on the leach pads. Although we will refine our estimates as appropriate at each step in the process, the final amounts are not determined until a third-party smelter converts the doré and determines final ounces of gold available for sale. We will then review this end result and reconcile it to the estimates we developed and used throughout the production process. Based on this review, we may adjust our estimation procedures when appropriate. As a result, actual recoveries can vary from estimates, and the amount of the variation could be significant and could have a material adverse impact on our financial condition and results of operations.

Gold mining involves significant production and operational risks. We may suffer from the failure to efficiently operate our mining projects.

Gold mining involves significant degrees of risk, including those related to mineral exploration success, unexpected geological or mining conditions, the development of new deposits, climatic conditions, equipment and/or service failures, compliance with current or new governmental requirements, current availability of or delays in installing and commissioning plant and equipment, import or customs delays and other general operating risks. Problems may also arise due to the quality or failure of locally obtained equipment or interruptions to services (such as power, water, fuel or transport or processing capacity) or technical support, which results in the failure to achieve expected target dates for exploration or production activities and/or result in a requirement for greater expenditure. The right to develop gold reserves may depend on obtaining certain licenses and quotas, the granting of which may be at the discretion of the relevant regulatory authorities. There may be delays in obtaining such licenses and quotas, leading to our results of operations being adversely affected, and it is possible that from time-to-time mining licenses may be refused.

There will be significant hazards associated with our mining activities, some of which may not be fully covered by insurance. To the extent we must pay the costs associated with such risks, our business may be negatively affected.

The mining business is subject to risks and hazards, including environmental hazards, industrial accidents, the encountering of unusual or unexpected geological formations, cave-ins, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, reduced production and delays in mining, asset write-downs, monetary losses and possible legal liability. Insurance fully covering many environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to us or to other companies in the industry. Although we maintain insurance in an amount that we consider to be adequate, liabilities might exceed policy limits, in which event we could incur significant costs that could adversely affect our financial condition, results of operation and liquidity.

We are subject to significant governmental regulations.

Our operations and exploration and development activities are subject to extensive federal, state, and local laws and regulations governing various matters, including:

•	environmental protection;
•	management and use of toxic substances and explosives;
•	management of natural resources;
•	exploration and development of mines, production and post-closure reclamation;
•	taxation;
•	labor standards and occupational health and safety, including mine safety; and
•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in us incurring significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of any future operations and delays in the exploration of our properties.

Changes in mining or environmental laws could increase costs and impair our ability to develop our properties.

From time to time the U.S. Congress may consider revisions in its mining and environmental laws. It remains unclear to what extent new legislation may affect existing mining claims. The effect of any such revisions on our operations cannot be determined conclusively until such revision is enacted; however, such legislation could materially increase costs on properties located on federal lands, such as ours, and such revision could also impair our ability to develop the Langtry Project and to explore and develop other mineral projects.

Compliance with environmental regulations and litigation based on environmental regulations could require significant expenditures.

Mining exploration and mining are subject to the potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risk (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to us (or to other companies in the minerals industry) at a reasonable price.

Environmental regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.

To the extent we are subject to environmental liabilities, the settlement of such liabilities or the costs that we may incur to remedy environmental pollution would reduce funds otherwise available to us and could have a material adverse effect on our financial condition and results of operations. If we are unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The environmental standards that may ultimately be imposed at a mine site impact the cost of remediation and may exceed the financial accruals that have been made for such remediation. The potential exposure may be significant and could have a material adverse effect on our financial condition and results of operations.

Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of our operations, which could lead to the imposition of substantial fines, remediation costs, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in our proposed operations.

Some mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (“EPA”) regulations governing hazardous waste under the Resource Conservation and Recovery Act (“RCRA”). If the EPA designates these wastes as hazardous under RCRA, we may be required to expend additional amounts on the handling of such wastes and to make significant expenditures to construct hazardous waste disposal facilities. In addition, if any of these wastes causes contamination in or damage to the environment at a mining facility, such facility may be designated as a “Superfund” site under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”). Under CERCLA, any owner or operator of a Superfund site since the time of its contamination may be held liable and may be forced to undertake extensive remedial cleanup action or to pay for the government’s cleanup efforts. Such owner or operator may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial. Additional regulations or requirements are also imposed under the federal Clean Water Act (“CWA”). The Company considers the current proposed federal legislation relating to climate change and its potential enactment may have future impacts to the Company’s operations in the United States.

In addition, there are numerous legislative and regulatory proposals related to climate change, including legislation pending in the U.S. Congress to require reductions in greenhouse gas emissions. The Company has reviewed and considered current federal legislation relating to climate change and does not believe it to have a material effect on its operations, however, additional regulation or requirements under any of these laws and regulations could have a materially adverse effect upon the Company and its results of operations.

Compliance with CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on our operations.

In the context of environmental permits, including the approval of reclamation plans, we must comply with standards and regulations which entail significant costs and can entail significant delays. Such costs and delays could have a dramatic impact on our operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our operations. We intend to fully comply with all applicable environmental regulations.

We are required to obtain government permits to begin new operations. The acquisition of such permits can be materially impacted by third party litigation seeking to prevent the issuance of such permits. The costs and delays associated with such approvals could affect our operations, reduce our revenues, and negatively affect our business as a whole.

Mining companies are required to seek governmental permits for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings. The duration and success of permitting efforts are contingent on many factors that are out of our control. The governmental approval process may increase costs and cause delays depending on the nature of the activity to be permitted, and could cause us to not proceed with the development of a mine. Accordingly, this approval process could harm our results of operations.

Any of our future acquisitions may result in significant risks, which may adversely affect our business.

An important element of our business strategy is the opportunistic acquisition of precious metal mines, properties and businesses or interests therein. While it is our practice to engage independent mining consultants to assist in evaluating and making acquisitions, any mining properties or interests therein we may acquire may not be developed profitably or, if profitable when acquired, that profitability might not be sustained. In connection with any future acquisitions, we may incur indebtedness or issue equity securities, resulting in increased interest expense, or dilution of the percentage ownership of existing shareholders. We cannot predict the impact of future acquisitions on the price of our business or our common stock. Unprofitable acquisitions, or additional indebtedness or issuances of securities in connection with such acquisitions, may impact the price of our common stock and negatively affect our results of operations.

We are continuously considering possible acquisitions of additional mining properties or interests therein that are located in other countries, and could be exposed to significant risks associated with any such acquisitions.

In the ordinary course of our business, we are continuously considering the possible acquisition of additional significant mining properties or interests therein that may be located in countries other than those in which we now have interests. Consequently, in addition to the risks inherent in the valuation and acquisition of such mining properties, as well as the subsequent development, operation or ownership thereof, we could be subject to additional risks in such countries as a result of governmental policies, economic instability, currency value fluctuations and other risks associated with the development, operation or ownership of mining properties or interests therein. Such risks could adversely affect our results of operations.

Our ability to find and acquire new mineral properties is uncertain. Accordingly, our prospects are uncertain for the future growth of our business.

Because mines have limited lives based on proven and probable ore reserves, we expect we will be continually seeking to replace and expand any future ore reserves. Identifying promising mining properties is difficult and speculative. Furthermore, we encounter strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing gold. Many of these companies have greater financial resources than we do. Consequently, we may be unable to replace and expand future ore reserves through the acquisition of new mining properties or interests therein on terms we consider acceptable. As a result, our future revenues from the sale of gold may decline, resulting in lower income and reduced growth.

Current economic conditions and in the global economy generally, including ongoing disruptions in the debt and equity capital markets, may adversely affect our business and results of operations, and our ability to obtain financing.

The global economy is undergoing a slowdown, which some observers view as a deepening recession, and the future economic environment may continue to be less favorable than that of recent years. The mining industry has experienced and may continue to experience significant downturns in connection with, or in anticipation of, declines in general economic conditions. We are unable to predict the likely duration and severity of the current disruptions in debt and equity capital markets and adverse economic conditions in the United States and other countries, which may continue to have an adverse effect on our business and results of operations.

The global stock and credit markets have recently experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially and the spreads on prospective and outstanding debt financings to widen considerably. These circumstances have materially impacted liquidity in the financial markets, making terms for certain financings materially less attractive, and in certain cases have resulted in the unavailability of certain types of financing. This volatility and illiquidity have negatively affected a broad range of mortgage and asset-backed and other fixed income securities. As a result, the market for fixed income securities has experienced decreased liquidity, increased price volatility, credit downgrade events, and increased defaults. Global equity markets have also been experiencing heightened volatility and turmoil, with issuers exposed to the credit markets particularly affected. These factors and the continuing market disruption have an adverse effect on us, in part because we, like many companies, from time to time may need to raise capital in debt and equity capital markets including in the asset-backed securities markets.

In addition, continued uncertainty in the stock and credit markets may negatively affect our ability to access additional short-term and long-term financing, including future securitization transactions, on reasonable terms or at all, which would negatively impact our liquidity and financial condition. In addition, if one or more of the financial institutions that support our future credit facilities fails, we may not be able to find a replacement, which would negatively impact our ability to borrow under the credit facilities. These disruptions in the financial markets also may adversely affect our credit rating and the market value of our common stock. If the current pressures on credit continue or worsen, we may not be able to refinance, if necessary, our outstanding debt when due, which could have a material adverse effect on our business. While we believe we will have adequate sources of liquidity to meet our anticipated requirements for working capital, debt servicing and capital expenditures for the foreseeable future if our operating results worsen significantly and our cash flow or capital resources prove inadequate, or if interest rates increase significantly, we could face liquidity problems that could materially and adversely affect our results of operations and financial condition.

As we do not maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting. This would harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide financial reports or prevent fraud, our business reputation and operating results could be harmed. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Risks Related to Our Stock

Future issuances of our common stock could dilute current shareholders and adversely affect the market if it develops.

Future share issuances are likely due to our need to raise additional working capital in the future. Those future issuances will likely result in dilution to our shareholders. In addition, we could issue large blocks of our Common Stock to fend off unwanted tender offers or hostile takeovers without further shareholder approval, which would not only result in further dilution to investors in this offering but could also depress the market value of our Common Stock.

We may issue preferred stock that would have rights that are preferential to the rights of our common stock that could discourage potentially beneficial transactions to our common shareholders.

An issuance of shares of preferred stock could result in a class of outstanding securities that would have preferences with respect to voting rights and dividends and in liquidation over our common stock and could, upon conversion or otherwise, have all of the rights of our common stock. Our Board of Directors’ authority to issue preferred stock could discourage potential takeover attempts or could delay or prevent a change in control through merger, tender offer, proxy contest or otherwise by making these attempts more difficult or costly to achieve. The issuance of preferred stock could impair the voting, dividend and liquidation rights of common stockholders without their approval.

Outstanding shares that are eligible for future sale could adversely impact a public trading market for our common stock

In the future, we may offer and sell shares without registration under the Securities Act. All of such shares will be "restricted securities" as defined by Rule 144 ("Rule 144") under the Securities Act and cannot be resold without registration except in reliance on Rule 144 or another applicable exemption from registration. Under Rule 144, our non-affiliates can sell restricted shares held for at least six months, subject only to the restriction that we made available public information as required by Rule 144. Our affiliates can sell restricted securities after six months, subject to compliance with the volume limitation, manner of sale, Form 144 filing and current public information requirements.

No prediction can be made as to the effect, if any, that future sales of restricted shares of common stock, or the availability of such common stock for sale, will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of such common stock in the public market, or the perception that such sales may occur, could adversely affect the then prevailing market price of the common stock.

Owners of our common stock will be subject to the “penny stock” rules.

Since our shares are not listed on a national stock exchange or quoted on the Nasdaq Capital Market within the United States, trading in our shares on the OTC market will be subject, to the extent the market price for our shares is less than $5.00 per share, to a number of regulations known as the "penny stock rules".  The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer’s account, and to make a special written determination that the penny stock is a suitable investment for the investor and receive the investor’s written agreement to the transaction.  To the extent these requirements may be applicable they will reduce the level of trading activity in the secondary market for our shares and may severely and adversely affect the ability of broker-dealers to sell our shares.

We do not expect to pay cash dividends in the foreseeable future. Any return on investment may be limited to the value of our stock.

We have never paid any cash dividends on any shares of our capital stock, and we do not anticipate that we will pay any dividends in the foreseeable future. Our current business plan is to retain any future earnings to finance the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our Board of Directors, and will be dependent upon our financial condition, results of operations, capital requirements and other factors as our board of directors may deem relevant at that time. If we do not pay cash dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

Laws of the Province of British Columbia and our by-laws protect our directors from certain types of lawsuits.

Delaware law provides that our directors will not be liable to us or our stockholders for monetary damages for all but certain types of conduct as directors. Our by-laws require us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing stockholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances.

The existence of outstanding options and warrants may impair our ability to raise capital.

At December 31, 2025, there were 4,732,991 shares of common stock issuable upon the exercise of outstanding options and warrants. During the life of the notes, options and warrants, the holders are given an opportunity to profit from a rise in the market price of our Common Stock with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period the notes, options, warrants are outstanding may be adversely affected and the existence of the notes, options and warrants may have an effect on the price of our Common Stock. The holders of the warrants may be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the warrants.

There are trading risks for low priced stocks.

Our Common Stock is currently traded on the OTCQB electronic quotation system maintained by the OTC Markets Group, Inc. and the Canadian Securities Exchange. As a consequence, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the price of, our securities.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure, relating to the market for penny stocks, in connection with trades in any stock defined as a penny stock. The Commission recently adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on NASDAQ and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three (3) years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three (3) years, or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three (3) years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

If our securities are not quoted on NASDAQ, or we do not have $2,000,000 in net tangible assets, trading in our securities will be covered by Rules 15-g-1 through 15-g-6 promulgated under the Exchange Act for non-NASDAQ and nonexchange listed securities. Under such rules, broker-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to this transaction. Securities are exempt from these rules if the market price of the Common Stock is at least $5.00 per share.

The market price of our securities could be adversely affected by sales of registered and restricted securities.

Actual sales or the prospect of future sales of shares of our Common Stock under Rule 144 may have a depressive effect upon the price of, and market for, our Common Stock. As of December 31, 2025, 31,567,535 shares of our Common Stock were issued and outstanding 5,304,194 of these shares are "restricted securities " and under some circumstances may, in the future, be under a registration under the Securities Act or in compliance with Rule 144 adopted under the Securities Act. In general, under Rule 144, a person who is not and has not been an affiliate for at least 90 days and has beneficially owned restricted shares of common stock for at least six months is entitled to sell the shares provided the Company is current in filing its reports with the SEC or has otherwise made available current public information as defined in the Rule; and after such person has held the shares for at least 12 months, is entitled to sell the shares without restriction. Persons who are affiliates of the Company or have been affiliates of the Company within the past 90 days may sell restricted securities, subject to satisfying other conditions, provided they have owned the shares for at least six months and provided further that within any three-month period, the number of shares may not exceed:

•	The greater of one percent of the total number of outstanding shares of the same class; or

•	If our Common Stock is quoted on Nasdaq or a stock exchange, the average weekly trading volume during the four calendar weeks immediately preceding the sale.

We cannot predict what effect, if any, that sales of shares of common stock, or the availability of these shares for sale, will have on the market prices prevailing from time-to-time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing prices for our Common Stock and could impair our ability to raise capital in the future through the sale of equity securities.

Our ability to issue additional securities without shareholder approval could have substantial dilutive and other adverse effects on existing stockholders and investors in this offering.

We have the authority to issue additional shares of common stock and to issue options and warrants to purchase shares of our Common Stock without shareholder approval. Future issuance of common stock could be at values substantially below the exercise price of the warrants, and therefore could represent further substantial dilution to you as an investor in this offering. In addition, we could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further shareholder approval. As of December 31, 2025, we had issued options for 806,061 shares and with vested exercisable options to purchase up to 806,061 shares of common stock at a weighted average exercise price of $0.59 per share are currently vested, outstanding warrants exercisable to purchase up to 3,926,930 shares of its common stock at a weighted average exercise price of CAD $1.00 per share. Exercise of these warrants and options could have a further dilutive effect on existing stockholders and you as an investor.

The Company’s results of operations could be affected by natural events in the locations in which it operates.

The Company has operations in locations subject to natural occurrences such as severe weather and other geological events, including hurricanes, earthquakes, or flood that could disrupt operations. Any serious disruption at any of the Company’s sites due to a natural disaster could have a material adverse effect on the Company’s revenues and increase its costs and expenses. If there is a natural disaster or other serious disruption at any of the Company’s sites, it could impair its ability to adequately supply its customers, cause a significant disruption to its operations, cause the Company to incur significant costs to relocate or re-establish these functions and negatively impact its operating results. While the Company intends to seek insurance against certain business interruption risks, such insurance may not adequately compensate the Company for any losses incurred as a result of natural or other disasters. In addition, any natural disaster that results in a prolonged disruption to the operations of the Company’s customers may adversely affect its business, results of operations or financial condition.

The Company is subject to various laws relating to trade, export controls, and foreign corrupt practices, the violation of which could adversely affect its operations, reputation, business, prospects, operating results and financial condition.

We are subject to risks associated with doing business outside of the United States, including exposure to complex foreign and U.S. regulations such as the Foreign Corrupt Practices Act (the “FCPA”) and other anti-corruption laws which generally prohibit U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions and other penalties. It may be difficult to oversee the conduct of any contractors, third-party partners, representatives or agents who are not our employees, potentially exposing us to greater risk from their actions. If our employees or agents fail to comply with applicable laws or company policies governing our international operations, we may face legal proceedings and actions which could result in civil penalties, administration actions and criminal sanctions. Any determination that we have violated any anti-corruption laws could have a material adverse impact on our business. Changes in trade sanctions laws may restrict the Company’s business practices, including cessation of business activities in sanctioned countries or with sanctioned entities.

Violations of these laws and regulations could result in significant fines, criminal sanctions against the Company, its officers or its employees, requirements to obtain export licenses, disgorgement of profits, cessation of business activities in sanctioned countries, prohibitions on the conduct of its business and its inability to market and sell the Company’s products or services in one or more countries. Additionally, any such violations could materially damage the Company’s reputation, brand, international expansion efforts, ability to attract and retain employees and the Company’s business, prospects, operating results and financial condition.

We are subject to political, economic, and other risks and uncertainties in the foreign countries in which we operate.

Any international operations performed may expose us to greater risks than those associated with more developed markets. Due to our foreign operations, we are subject to the following issues and uncertainties that can adversely affect our operations in Bulgaria or other countries in which we may operate properties in the future:

•	the risk of, and disruptions due to, expropriation, nationalization, war, revolution, election outcomes, economic instability, political instability, or border disputes;

•	the uncertainty of local contractual terms, renegotiation or modification of existing contracts and enforcement of contractual terms in disputes before local courts;

•	the risk of import, export and transportation regulations and tariffs, including boycotts and embargoes;

•	the risk of not being able to procure residency and work permits for our expatriate personnel;

•	the requirements or regulations imposed by local governments upon local suppliers or subcontractors, or being imposed in an unexpected and rapid manner;

•	taxation and revenue policies, including royalty and tax increases, retroactive tax claims and the imposition of unexpected taxes or other payments on revenues;

•	exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over foreign operations;

•	laws and policies of the United States and of the other countries in which we may operate affecting foreign trade, taxation and investment, including anti- bribery and anti-corruption laws;

•	the possibility of being subjected to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States; and

•	the possibility of restrictions on repatriation of earnings or capital from foreign countries.

There can be no assurance that changes in conditions or regulations in the future will not affect our profitability or ability to operate in such markets.

If we lose the services of our management and key consultants, then our plan of operations may be delayed.

Our success depends to a significant extent upon the continued service of our executive management, directors and consultants. Losing the services of one or more key individuals could have a material adverse effect on the Company’s prospective business until replacements are found.

Without additional financing to develop our business plan, our business may fail.

Because we have generated no revenue from our business and cannot anticipate when we will be able to generate meaningful revenue from our business, we will need to raise additional funds to conduct and grow our business. We do not currently have sufficient financial resources to completely fund the development of our business plan. We anticipate that we will need to raise further financing. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing security-holders.

Conflicts of interest between our company and our directors and officers may result in a loss of business opportunity.

Our directors and officers are not obligated to commit their full time and attention to our business and, accordingly, they may encounter a conflict of interest in allocating their time between our future operations and those of other businesses. In the course of their other business activities, they may become aware of investment and business opportunities which may be appropriate for presentation to us as well as other entities to which they owe a fiduciary duty. As a result, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. They may also in the future become affiliated with entities, engaged in business activities similar to those we intend to conduct.

In general, officers and directors of a corporation are required to present business opportunities to a corporation if:

•	The corporation could financially undertake the opportunity;

•	The opportunity is within the corporation’s line of business; and

•	It would be unfair to the corporation and its stockholders not to bring the opportunity to the attention of the corporation.

We have adopted a code of ethics that obligates our directors, officers and employees to disclose potential conflicts of interest and prohibits those persons from engaging in such transactions without our consent. Despite our intentions, conflicts of interest may nevertheless arise which may deprive our company of a business opportunity, which may impede the successful development of our business and negatively impact the value of an investment in our company.

Because some of our officers and directors are located outside of the United States, you may have no effective recourse against them for misconduct and you may not be able to enforce judgment and civil liabilities against them.

Some of our directors and officers are nationals and/or residents of countries other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Trading on the OTCQB and CSE may be volatile and sporadic, which could depress the market price of our common stock and make it difficult for our stockholders to resell their shares.

Our common stock is quoted on the OTCQB electronic quotation service operated by OTC Markets Group Inc. Trading in stock quoted on the OTCQB is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the OTCQB is not a stock exchange, and trading of securities on the OTCQB is often more sporadic than the trading of securities listed on a quotation system like Nasdaq or a stock exchange like the NYSE. Accordingly, shareholders may have difficulty reselling any of the shares.

Our stock is a penny stock. Trading of our stock may be restricted by the Securities and Exchange Commission’s penny stock regulations which may limit a stockholder’s ability to buy and sell our stock.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Because we do not intend to pay any dividends on our shares, investors seeking dividend income or liquidity should not purchase our shares.

We have not declared or paid any dividends on our shares since inception, and do not anticipate paying any such dividends for the foreseeable future. We presently do not anticipate that we will pay dividends on any of our common stock in the foreseeable future. If payment of dividends does occur at some point in the future, it would be contingent upon our revenues and earnings, if any, capital requirements, and general financial condition. The payment of any common stock dividends will be within the discretion of our Board of Directors. We presently intend to retain all earnings to implement our business plan; accordingly, we do not anticipate the declaration of any dividends for common stock in the foreseeable future.

Investors seeking dividend income or liquidity should not invest in our shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our predecessor was incorporated on December 23, 2003, in Delaware and our principal business is the acquisition and exploration of mineral resources. We completed the Redomestication to the Province of British Columbia in 2025.

In January 2021, the company’s Board of Directors approved a name change from Athena Silver Corporation, to Athena Gold Corporation. Athena Gold Corporation (“we,” “our,” “us,” or “Athena”) is engaged in the acquisition and exploration of mineral resources. We began our mining operations in 2010.

We entered into a Mining Lease and Option Agreement which granted us mining rights to the Langtry silver prospect located in San Bernardino County California. Due to the depressed commodities prices over the ensuing decade, we were never able to engage in meaningful exploration efforts. On April 28, 2020, Athena Silver Corporation entered into Agreement to Terminate Lease with Option to Buy dated March 10, 2016 with Bruce and Elizabeth Strachan, Trustees of the Bruce and Elizabeth Strachan Revocable Living Trust dated July 25, 2007, including any and all amendments thereto dated April 28, 2020 with respect to the Langtry Mine in California. As a result of this termination agreement, all scheduled lease option payments due in 2020 and beyond were considered terminated and void upon signing of the Agreement.

In December 2009, we formed and organized a new wholly-owned subsidiary, Athena Minerals, Inc. (“Athena Minerals”) which owned and operated our mining interests and properties in California. On December 31, 2020 we sold the subsidiary to John Gibbs and/or his affiliate, a related party, in a non-cash exchange to satisfy our more than $2 million debt to Mr. Gibbs.

Effective December 27, 2021 (“Effective Date”), the Company simultaneously executed and consummated a definitive Share Purchase Agreement (the “SPA”) with Nubian Resources, Ltd. (“Nubian Resources”). The SPA was the result of a previously disclosed Option Agreement with Nubian Resources dated as of December 11, 2020, as amended by First Amendment to Option Agreement dated November 10, 2021 (the “Option”). While the Option granted the Company the right to acquire up to a 100% interest in the mining claims comprising the Excelsior Springs Prospect (the “Property”) located in Esmerelda County, Nevada, the Company and Nubian Resources agreed to restructure the transaction so that the Company purchased 100% of the issued and outstanding shares of common stock of Nubian Resources (USA) Ltd (“Nubian USA”), a wholly-owned subsidiary of Nubian Resources which held the Property. By purchasing 100% of Nubian USA, the Company effectively acquired the remaining 90% interest in the Property, the Company having previously acquired a 10% interest in the Property in December 2020 under the terms of the Option.

The following is a summary of the terms of the SPA, which summary is qualified in its entirety by reference to the SPA:

•	The consideration paid to Nubian for 100% of the issued and outstanding shares of Nubian US consisted of:
	o	An aggregate of 50 million shares of Athena Gold Corp. common stock, which number includes the 5 million shares of common stock previously issued to Nubian Resources under the Option; and
	o	A 1% Net Smelter Royalty on all production from the Excelsior Springs Property.

•	The 50 million shares issued to Nubian Resources were issued as “restricted securities” under the Securities Act of 1933, as amended (“Securities Act”). The Company filed a registration statement on Form S-1 registering the distribution by Nubian of all 50 million shares to its shareholders, pro rata. Nubian Resources had undertaken to complete the distribution of all the shares once the S-1 registration statement has been declared effective. Notwithstanding the fact that the S-1 registration statement was declared effective by the SEC, Nubian Resources elected not to distribute the shares as originally agreed. Athena has made demand on Nubian Resources to fulfill this contractual obligation.

•	For a period of 12 months following the Effective Date of the SPA, or until Nubian owns less than 4.9% of the Athena issued and outstanding shares, Nubian Resources has agreed to exercise its voting rights with respect to such shares in a manner to support the recommendations of the Athena Board of Directors except for (i) voting on any proposed change in control transaction or (ii) voting on any proposed sale of all or substantially all of the Excelsior Property, including a property included known as Palmetto that consisted of 7 BLM claims. Athena did not renew 5 of the BLM claims and as a result Palmetto now consists of 2 BLM claims PM 1 (#NV101504173) and PM 2 (#NV101504174).
•	Nubian is entitled to nominate one representative to serve on the Athena Board of Directors. Nubian’s designated representative resigned in 2023.

Athena’s agreement with Nubian Resources includes 100% of the 140 unpatented claims at Excelsior Springs with two additional patented claims held under a lease option that were subject to a 2% net smelter returns royalty on gold production to an independent party. Athena subsequently expanded the Excelsior Springs project by staking 51 additional claims with the BLM and purchasing the two patented claims and the underlying 2% royalty previously under a lease option agreement.

Nubian Resources Ltd (The “seller”) retained a 1% Net Smelter Returns Royalty (the "NSR Royalty") on the claims it sold to Athena. One-half (0.5%) of the NSR Royalty may be purchased by Athena for CAD $500,000 payable to Nubian Resources. An additional one-half (0.5%) of the NSR Royalty may be purchased by Athena at fair market value.

Excelsior Springs is our flagship project and completed a N.I. 43-101 Technical Report to support our secondary listing on the Canadian Securities Exchange that details past work and drill programs and highlight future exploration plans to advance the Property.

We have not presently determined whether our mineral properties contain mineral reserves that are economically recoverable.

Our primary focus going forward will be to continue evaluating our properties, as well as possible acquisitions of additional mineral rights and exploration, all of which will require additional capital.

Effective December 30, 2024, Nubian changed its name to “Carlton Precious, Inc.”

Effective October 1, 2024, Athena entered into a definitive agreement to acquire two early exploration stage projects located in Ontario Canada.

On March 27, 2025 the shareholders of the Company approved the redomestication of the Company in the Province of British Columbia, Canada by merger into a British Columbia corporation and elected Koby Kushner and David Goodman to the Board of Directors.

On May 28, 2025, the Company entered into an option agreement with Mammoth granting Mammoth the exclusive right (Option) to be able to earn an 80% undivided interest in the Excelsior Springs project. In consideration of the Option, Mammoth has paid Athena $128,115 (AUD$200,000) in cash and issued 32,000,000 ordinary shares in the capital of Mammoth with a fair market value of $2,059,520. This resulted in reduction in the carrying amount of mineral rights of $2,187,635. Mammoth is also required to incur not less than USD$5,000,000 in exploration expenditures over a five-year term, commencing from the Exercise Date.

B. Business Overview

ONEMAN LAKE AND LAIRD LAKE PROJECTS

Effective October 1, 2024, Athena entered into a definitive agreement to acquire two early exploration stage projects located in Ontario Canada under the following terms:

Terms of the Definitive Agreement:

Pursuant to the Definitive Agreement, Athena Gold acquired up to a 100% interest in two mining properties, consisting of 246 mining claims covering approximately 4,736 hectares (the “Properties”). The Properties are comprised of two projects: one known as the Oneman Lake Project located near Kenora, Ontario and the other known as the Laird Lake Project in Red Lake, Ontario. Pursuant to an option agreement dated August 19, 2024, with Bounty Gold Corp. (“Bounty Gold”), The Properties were acquired from Libra Lithium Corp. which earned 100% ownership of the Oneman Lake Project and had the exclusive option to acquire the Laird Lake Project (the “Option”) subject to certain terms and conditions. Bounty Gold has consented to the transfer of the Properties from Libra Lithium Corp. to Athena Gold.

All parties to this transaction are arm’s length.

As consideration of the Properties, Athena Gold issued 4,430,830 common shares in the capital of Athena Gold’s wholly owned subsidiary, Nova Athena Gold Corp. to Libra will represent 19.9% of the total issued and outstanding shares of Nova Athena Gold Corp.

As soon as practical upon completion of the Redomestication and Continuation;

a)	Koby Kushner will become President and Chief Executive Officer of the Purchaser;

b)	David Goodman will become Chairman of the Board of the Purchaser;

c)	John C. Power will resign as President and Chief Executive Officer of the Purchaser, but remain as Secretary of the Purchaser with oversight over finance and legal reporting obligations and consultation of the Nevada projects; and

Athena Gold has assumed all obligations of the Option to Bounty Gold to acquire the Laird Lake Project in consideration of the following cash payments and share issuances over the course of five years (which may be accelerated at Athena Gold’s option):

a)	payment of CAD$50,000 in cash on or before August 19, 2025, of which up to 50% of such payment may be made in the form of common shares in the capital of Athena Gold;

b)	payment of CAD$50,000 in cash on or before the August 19. 2026, of which up to 50% of such payment may be made in the form of common shares in the capital of Athena Gold;

c)	payment of CAD$50,000 in cash on or before August 19, 2027, of which up to 50% of such payment may be made in the form of common shares in the capital of Athena Gold;

d)	payment of CAD$50,000 in cash on or before August 19, 2028, of which up to 50% of such payment may be made in the form of common shares in the capital of Athena Gold; and

e)	payment of CAD$1,000,000 in cash on or before August 19, 2029, or alternatively

i)	payment of 75% in cash and the issuance of common shares in the capital of Athena Gold equal to 25% of the payment, for a total payment of CAD$1,250,000;

ii)	payment of 50% in cash and the issuance of common shares in the capital of Athena Gold equal to 50% of the payment, for a total payment of CAD$1,500,000; or

iii)	payment of 25% in cash and the issuance of common shares in the capital of Athena Gold equal to 75% of the payment, for a total payment of CAD$1,750,000.

In the event that Athena Gold pays any of the payments to Bounty Gold in the form of both cash and common shares, the price per share will be determined with the number of shares being based on a per share deemed issue price equal to the 30-day VWAP of the shares for the period of any twenty (20) consecutive trading days on the Canadian Securities Exchange ending on the date that is three business days prior to the date of issuance of the additional common shares.

Upon completion of the above obligations by Athena Gold, Bounty Gold will retain a 2% NSR on the Properties, of which 1% may be purchased by Athena Gold for CAD$1,000,000 at any time.

Athena Gold has agreed to pay a finder’s fee to Castlewood Capital Corp. in connection with the Acquisition, through the issuance of 1,737,236 common shares in the capital of Nova Athena Gold Corp. The finder’s fee will be payable upon completion of the proposed Amalgamation of Athena Gold.

Laird Lake Property Report

Figure 1. Laird Lake Location Map.

Date Completed: September 2024

Primary commodity: Au

Secondary commodity:

Project size: 4,158 ha

Claims Renewal Date: 2024/02/10

Ontario Claim holders must satisfy required annual units of assessment work to keep their claims in good standing. They must perform early exploration work and submit an assessment work report through the Mining Lands Administration System (MLAS). Current annual work commitment is CAD $74,800 per annum on the Laird Lake claims. Assessment work has been completed to maintain these claims until January 2027.

Project UTM Location (Center of Property): NAD83 Zone 15U 417485 E 5643648 N

Project Location Description: Laird Lake is located approximately 20km to the southwest of the town of Red Lake, Ontario. The property is accessible using trail roads that connect to the ON-618 Highway out of Red Lake. Red Lake is a full-service community with a population of ~4000 people and is a prolific gold mining town that is still seeing active gold production and exploration to-date.

Geology

Regional Geology (modified from Gelinas et al., 2024)

The Laird Lake property comprises part of the Red Lake Greenstone belt (RLGB), which lies within the Uchi domain of the North Caribou Terrane (NCT). The NCT is the largest Mesoarchean terrane in the Superior Province and is in the northwestern core of the Superior Craton. The NCT has been subdivided into three domains and a central core. The North Caribou Core (NCC) is situated in the west-central portion of the NCT and forms the nucleus to which the Island Lake, Oxford-Stull, and the Uchi domains were accreted to post 2.87 Ga. The Uchi domain forms a linear belt that is located on the southern margin of the NCT and extends the entire length of the northwestern Superior Province, and consists of 3.0-2.7 Ga volcanic, plutonic, and sedimentary packages. An unconformity between the Mesoarchean and Neoarchean assemblages within the Uchi domain represents a ~200-100 m.y. gap in geologic time and is known to be associated with gold mineralization in the Red Lake and Pickle Lake greenstone belts.

The RLGB is situated along the northern boundary of the Uchi domain with the NCT of the Superior Province and preserves a ~300 m.y. record of volcanism, sedimentation, plutonism, deformation, and gold mineralization ranging from Meso- to Neoarchean in age. Nine supracrustal assemblages are present within the belt and have been subdivided based on rock type, U-Pb geochronology, and geochemistry. All assemblages within the RLGB have undergone metamorphism, ranging from lower greenschist facies to upper amphibolite facies. The Laird Lake property comprises the Balmer and Confederation assemblages. D1 deformation (2.744-2.733 Ga) in the RLGB is characterized by north-trending, south plunging F1 folds and S1/L1 fabrics. D2 deformation is characterized by east- to northeast-trending structures that are associated with the Uchian phase of the Kenoran orogeny. Gold mineralization within the Uchi domain is most often related to D2 structures.

The Balmer assemblage is the oldest and most prominent unit in the RLGB, covering ~50% of the belt and is host to all the major gold camps in the area. It is most observed within the eastern and central portions of the belt but does crop out of the Killala-Baird batholith. The assemblage comprises Fe-tholeiitic basalts, komatiitic basalts, and komatiites with lesser 2.992-2.964 Ga felsic volcanic rocks, chert-magnetite iron formations, fine-grained clastic rocks, and mafic to ultramafic intrusions. The Balmer assemblage has been broken into lower, middle, and upper sequences based on trace element contents and TiO2.

The Confederation assemblage is predominantly observed on the central to southern margin of the RLGB but can also be found in other greenstone belts throughout the Uchi domain. The assemblage is separated into two volcanic packages based on age and geochemistry. The calc-alkalic McNeely package, dated at 2745-2742 Ma, is located in the center of the of the RLGB and comprises intermediate to felsic volcanic rocks, including intermediate tuff breccia, lapilli tuff, and feldspar-phyric amygdaloidal pillowed basalts. The second assemblage is known as the Heyson sequence, which is mainly tholeiitic and has been dated at 2739 Ma. The assemblage mainly consists of massive to pillowed basalt and basaltic andesites with feldspar phenocrysts, quartz-feldspar crystal tuff, and rhyolites.

Property Geology (from Gelinas et al., 2024)

The Balmer assemblage on the Laird Lake property crops out between the 2704 ± 1.5 Ma Killala–Baird batholith to the north and the Confederation assemblage to the south. The assemblage reaches a maximum thickness of 1.5 km in the western portion of the field area and thins towards the east where an inferred contact between the Killala–Baird batholith and Confederation assemblage is interpreted. The Balmer assemblage mainly consists of mafic volcanic rocks, with rare occurrences of ultramafic volcanic rocks and banded-iron formations (BIF). Ultramafic volcanic rocks are rarely exposed and mainly found by the water’s edge on Laird and Lee lakes. The unit is commonly fine-grained, yields high magnetic susceptibility readings, and exhibits complex relationships between flow breccias and massive flows/feeder dikes. The flow breccias are clast supported with up to 90% subrounded clasts from 20 to 1 cm in diameter, some of which contain unoriented spinifex needles up to 6 cm long. The massive flows/feeder dikes locally exhibit spinifex texture, measure between 20 cm and 15 m (possibly thicker) and display potential lava tubes. The contact between the breccias and massive portions of the unit are parallel, sharp to irregular with no chill margins observed. The mafic volcanic rocks are the most abundant rock type of the Balmer assemblage on the Laird Lake property, comprising roughly 95 vol.% of the assemblage. The mafic volcanic rocks are typically composed of fine-grained, aphyric massive flows, although primary features such as pillows, amygdule’s, and varioles are commonly well preserved on the northern shores of Laird and Lee lakes. Pillows commonly young towards the north to northeast but within higher strain zones, they can be observed flattened parallel to the east–west-trending foliation. Two chemical sedimentary horizons could be traced across the map area: one to the northwest of Lee Lake, and the other to the south of Laird Lake. Both are 1.5 m thick chert–magnetite BIF with magnetite-rich layers hosting variable amounts of hematite and pyrite. The horizon to the south of Laird Lake is interlayered with a 0.1–2 m thick carbonate-rich formation consisting of white calcite bands and dark green, very fine-grained pyrrhotite-bearing mafic layers.

The Confederation assemblage on the Laird Lake property is roughly 1 km wide to the east, thinning to less than 100 m on the western end of the map area and lies between the Balmer assemblage and the undated Medicine Stone pluton. Differential erosion between stratigraphic units has formed sets of ridges up to 600 m long that are inferred to be parallel to the primary volcanic layering and strike from 45◦ to 80◦ with local volcanic packages parallel to the contact with the Balmer assemblage and others at a 35◦ angle, implying an angular unconformity. Features such as trachytic alignment of phenocrysts within flows, primary bedding in tuffs, and lithological contacts viewed at the outcrop scale also reflect the primary volcanic stratigraphy observed at the map scale. The assemblage is mainly composed of thick mafic volcanic flows, separated by equally thick intermediate to felsic volcanic rocks, and zones of interlayered mafic to felsic volcanic packages a few metres thick. Three types of mafic flows are found throughout the area: aphyric flows, plagioclase–phyric flows, and amphibole poikiloblastic flows and are thinly intercalated within the interlayered package of mafic to intermediate volcanic rocks (±felsic volcanic rocks). The mafic flows with amphibole poikiloblasts have a fine-grained matrix with rounded dark greenish blue amphibole grains up to 5 mm in diameter and 30%–45% vol. The aphyric mafic volcanic flows are fine-grained but are not continuous at a large scale. The feldspar– phyric flows have a fine-grained matrix and host anhedral to euhedral white plagioclase crystals that range from 0.2 to 3 cm long and 1 to 7 mm thick and can comprise up to 40% of the rock but 5%–10% is more typical. Locally, the feldspars define a trachytic alignment that is typically parallel to the map-scale orientation of the volcanic packages. Intermediate and felsic volcanic rocks were grouped as one lithology due to the scale of the map. This unit is mainly composed of massive to weakly bedded volcaniclastic tuffs to lapilli tuffs, with no evidence of flows features such as flow lobes/domes or flow banding. Cryptic beds range from mm to cm scale in thickness. Lapilli size clasts average 4–6 cm long and contain anhedral feldspar grains. Quartz–feldspar porphyritic crystal tuffs consist of porphyritic rounded quartz and feldspar grains that comprise up to 20%–40% of the rock. Quartz grains are typically more abundant than feldspar grains and measure up to 1 cm, whereas feldspar grains measure up to 7 mm in length. This unit can rarely contain lapilli size clasts that range from 2 to 6.5 cm long and are mostly mafic to intermediate in composition with mm scale feldspar grains. A diorite on the southeastern shore of Lee Lake is strongly foliated, typically fine-grained with medium- to coarse-grained porphyroclasts of diopside recrystallized from carbonate vein material up to 15 cm long more commonly observed on the southern side of the intrusion.

Figure 3. Detailed geology map of the Laird Lake property (from Gelinas, 2018).

Project Summary

The Laird Lake property has been heavily underexplored for gold relative to much of the surrounding Red Lake Greenstone Belt despite consisting of over ~10km strike length of the known gold-bearing contact between Balmer and Confederation Assemblage rocks, in addition to being nearby to several major gold production and exploration operations in the region; 34km to the Dixie Lake Project (Kinross – 2.7 Moz. Indicated and 3.9 Moz. Inferred), 11km to the Madsen Mine (West Red Lake Gold – 1.7 Moz. Indicated and 0.4 Moz. Inferred) and 28km to the Red Lake Mines (Evolution Mining – 7.6Moz. Indicated and 4.7 Moz. Inferred). The bulk of exploration work at Laird Lake has been accomplished by a combination of prospecting, trenching, and drilling completed by the landowner throughout recent years (Bounty Gold Corp.), academic studies (B. Gelinas, 2016), as well as drill campaigns by Black Cliff Mines in 1989 and Premier Gold in 2017. These exploration endeavors are described in greater detail below.

Work by Black Cliff Mines (1989):

Black Cliff Mines completed a diamond drilling campaign at the Laird Lake property in 1989 that totaled six drill holes. These drill results were not filed with the MNDM, so total meterage for the drilling is unknown. However, two of the drill holes, LL-89-9 and LL-89-11, intersected some gold mineralization. Drillhole LL-89-9 intersected 6.38 g/t Au over 1.5m in the SPZ Zone, and LL-89-11 intersected 7.62 g/t Au over 1.3m in Zone 11. The drill core for these two holes is stored at a core library in Kenora and are available for re-logging. The drill core for the remaining four drillholes is stored on the Laird Lake property at the east end of the lake but its mostly unrecoverable due to crumbling boxes and missing tags.

Work by Bounty Gold Corp (2012 – present day):

The owner of the property, Bounty Gold Corp., has laid out most of the groundwork at Laird Lake that has resulted in a highly prospective gold exploration property that comprises 23 gold showings on surface and demonstrated high-grade mineralization (up to ~141 g/t Au in grab samples). Several trenches have been developed on the property as well by Bounty Gold Corp., with channel samples returning up to 4.64 g/t Au over 2.65m and 1.72 g/t Au over 4.95m. Much of the work by Bounty Gold Corp. has been focused on the east-central domain of the property whereas the western end remains largely unexplored.

Figure 4. Field photograph of a trench that has been channel sampled at the Laird Lake property. Channel samples results are highlighted and show 4.64 g/t Au over 2.65m and 1.72 g/t Au over 4.95m.

Work by B. Gelinas (2016-2018):

A Geology Masters thesis completed by B. Gelinas in 2018 from Lakehead University generated a renewed understanding and compelling story for the Laird Lake property – this being the interpretation that the property hosts both Balmer and Confederation Assemblage rocks and that the contact between them is exposed for up to ~10km in strike length along the center of the property. This interpretation is strongly supported by geochemistry, and it is thought that the sequence of mafic and ultramafic rocks comprising the Laird Lake property has been structurally offset ~10km to the west of the main Red Lake Greenstone Belt by the Laird Lake fault. This is highly significant since most of the historic gold occurrences and mines in the Red Lake Greenstone Belt have occurred along or very proximal to this contact. Further to this, the presence of both Balmer and Confederation Assemblage rocks provides optionality for the style of potential gold mineralization on the property (i.e., traditional Red Lake-style in the Balmer Assemblage or Dixie-style mineralization in the Confederation assemblage). Additionally, new detailed lithology and alteration maps of the east-central region of the property as well as detailed trench maps were generated as part of this study.

Work by Paterson, Grant & Watson Ltd. (2017)

In 2017, Premier Gold optioned the Laird Lake property from Bounty Gold Corp. Premier subsequently commissioned Paterson, Grant & Watson Ltd. to complete a report on the processing and geological interpretation of the Laird Lake airborne geophysical survey that was simultaneously flown by SkyTEM over the property in March 2017.

Work by Premier Gold Mines (2017):

In 2017, Premier Gold optioned the Laird Lake property from Bounty Gold Corp. Premier commissioned Skytem to complete an airborne magnetic and EM survey of the Laird Lake property. Paterson, Grant & Watson were subsequently requested by Premier to provide quality control, process and interpret the data from the survey. Following this work, Premier initiated a small diamond drill program (6 drill holes totalling 3660m). The drilling was focused on the eastern domain of the property where most of the historic work had been completed and mineralization was most exposed on surface. Several of these drill holes were collared in Balmer assemblage mafic volcanic rocks that drilled to the north into more Balmer assemblage mafic and ultramafic rock. Gold mineralization in the Red Lake area is known to be hosted independently within the mafic/ultramafic rocks in the Balmer Assemblage in addition to being more directly associated with the contact between Balmer and Confederation Assemblage rocks. The drilling was successful resulting in several low-grade wide intervals within Balmer mafic and ultramafic rocks in multiple holes including 19m @ 0.15 g/t Au in 17-LD-003, 14m @ 0.23 g/t Au in 17-LD-001, and most significantly, 5m @ 0.75 g/t Au in 17-LD-002. Drill holes 17-LD-004, 005, and 006 were collared in Confederation Assemblage rocks and drilled north through the Balmer-Confederation contact into the Balmer mafic and ultramafic rocks. Although these holes did not intersect any significant mineralization, elevated gold grades (up to 0.4 g/t) do occur along the Balmer-Confederation contact in each of the three holes, and additional low-grade mineralization over broad intervals occurs within the Balmer mafic and ultramafic rocks.

Table 1. Significant Grab, Channel, and Drilling Assay Results at Laird Lake

Zone	Sample Type	Au (g/t)	Length (m)
LLSZ	Grab	17.19
	Channel	9.40	0.3
SPZ	Grab	140.59
	DDH	6.38	1.5
GBZ	Grab	84.09
	Channel	21.88	0.86
EGBZ	Grab	74.68
	Channel	33.96	0.6
Zone 11	Grab	5.84
	DDH	7.62	1.3
RSPZ	Grab	8.18
SHGZ	Grab	7.74
	Channel	6.88	0.8
SHGX	Channel	5.29	2.25
	Channel	2.13	6.67

In 2024, Nemo Resources Inc. conducted two reconnaissance visits to Laird Lake on behalf of Athena Gold with the intent of confirming previously identified mineralization. Nemo Resources collected 20 rock samples, of which highlights were as follows:

Sample ID	Au ppm
K024524	373
F733057	56.5
F733065	7.18
K024522	4.9
F733053	3.89
F733058	2.4

The reconnaissance prospecting program was followed by a ~2,000 sample till geochemical survey in Summer 2025, uncovering new geochemical anomalies. On the back of these new anomalies, Athena staked an additional ~2,300 hectares of mineral claims. The work done to date, including geochemical and geophysical surveys, mapping, and prosecting, has guided the company’s maiden drill program expected to begin in H1/2026, which is expected to comprise ~5,000m of diamond drilling, aimed at both gold and critical metal targets.

There is a strong foundational model for gold mineralization on the property that has been established over the years, whereby the contact between the Balmer and Confederation assemblage remains a focus area for the concentration of gold (Fig. 5). However, there are other favourable zones for gold mineralization to occur on the property such as lithological contacts within the Balmer Assemblage (Fig. 5), as well as within Confederation Assemblage rocks, which would be analogous to the gold mineralization discovered at the Dixie Lake project nearby. Future drilling will rely on the success of the proposed work listed above and will reflect new targets generated from integrating these data sets and the historical understanding of gold mineralization in the broader Red Lake area.

Figure 5. Schematic geologic diagram from Gelinas (2018) depicting favourable locations for gold mineralization to occur at the Laird Lake property.

Oneman Lake Property Report

Date Completed: September 2024

Primary commodity: Au-Zn

Secondary commodity: Cu-Pb

Project size: 578 ha

Claims Renewal Date: 2026/06/06

Project UTM Location (Center of Property): NAD83 Zone
15U 376084 E 5572967 N

Figure 1. Oneman Lake Location Map

Project Location Description: The Oneman Lake property is located ~60km north of the town of Kenora, ON, which is a full-service historic mining and forestry town with a population of ~15,000 people (Fig. 1). The property is accessible by boat from Oneman Lake, which is connected to Kenora by the ON-525 and ON-596 Highways.

Geology

The Oneman Lake property is located in the Winnipeg River Subprovince and is only ~5km west of the boundary with the English River Subprovince (Fig. 2).

Figure 2. Project location and geology map of the Oneman Lake property. Area of gold-bearing sulfide breccia is shown on the map.

The main east-trending sulfide-bearing breccia zone on the property is hosted within amphibolites that likely represent the westernmost remnants of an attenuated major fold of the Separation Lake greenstone belt. Granitic and gneissic rock envelop the amphibolite unit, which is primarily composed of hornblende and biotite with lesser garnet. The sulfide-bearing breccia zone reaches up to ~100m in width, and contains several sulfide species including arsenopyrite, pyrite, pyrrhotite sphalerite, as well as minor chalcopyrite and galena. Gold, silver, zinc, and weak copper mineralization is prevalent throughout the sulfide breccia zone. Additionally, the property is only located 6-7 km west along strike of Avalon Advanced Materials beryllium-tantalum-lithium bearing Rattler, Wolf and Glitter LCT pegmatites. This is significant considering that several intervals of pegmatite dykes have been recorded in the diamond drill hole logs from the property.

Project Summary

The Oneman Lake property was initially discovered by A. Gauthier in 1930. Trenching and sampling were completed by A. Gauthier et al. in 1948. In 1969, additional sampling as well as a geophysical survey were carried out by Gauthier et al. In 1985, Sparton Resources Inc. completed an additional geophysical survey. Further trenching, sampling, and an airborne geophysical survey were completed in 1989 by Champion Bear Resources Ltd., who also completed 22 diamond drill holes totalling 2497.5m in 1990-1991. Limited work has been carried out on the property since then.

Historic pits on the breccia zone were sampled in the 1940’s:

Pit 1: 0.08 oz/t Au (2.48 gpt), 0.38 oz/t Ag (11.82 gpt) and 7.85% Zn, 0.04 oz/t Au

Pit 2: 0.05 oz/t Au (1.55 gpt)

Pit 3: 0.12 oz/t Au (3.73 gpt)

Pit 4: 0.08 oz/t Au (2.48 gpt)

Pit 5: 0.10 oz/t Au (3.1 gpt), 2.77% Zn

Pit 7: 0.06 oz/t Au (1.86 gpt)

Additionally, a sample collected by Blackburn and Young, 2000, returned 9620 ppm Zn, 460 ppm Cu, and 2.4 g/t Au.

Diamond drilling completed by Champion Bear Resource Ltd. in 1990-91 was successful in confirming gold mineralization at depth in the sulfide breccia zone. Highlights from the drilling include 5.12m @ 1.04 g/t Au in CB-012, and 9.57m @ 0.58 g/t Au in CB-001. Additional drill results are shown in Table 1.

Table 1. 1990-1991 Champion Bear Diamond Drill Hole Results

Proposed Next Steps

Next steps for the Oneman Lake property would include completing a detailed review of drill core and surface occurrences of the sulfide breccia and surrounding host rock with an emphasis on understanding the structure of the ore body. Considering the host amphibolite rock represents an attenuated major fold, there is likely a strong structural control on the distribution of the sulfide breccia. Understanding the geometry of the host rock should allow for better prediction of where wider, higher-grade intercepts of the sulfide breccia will occur. A subsequent drill program based on the results of the structural study could then be completed.

EXCELSIOR SPRINGS PROJECT

Excelsior Springs is located in the southern portion of Nevada’s Walker Lane Trend. The Excelsior Springs project has been explored by a number of companies over the past 30 years. The target is a large tonnage, moderate grade gold deposit amenable to open pit mining. The Company was granted a drilling and exploration permit (the “Drill Permit”) by the BLM at the Excelsior Springs project in Esmeralda County, Nevada (the “Excelsior Springs Project”). A drilling contractor was engaged and a Phase One RC drill program consisting of 5,575 feet (11 holes) Reverse Circulation (“RC”) drilling program was completed in early April 2022. A Phase Two RC drill program consisting of 2,700 feet (9 holes) was completed in October 2022. A Phase Three RC drill program consisting of 3,740 feet (9 holes) was completed in June 2023. A prospecting program was completed in Fall 2024 which uncovered new zones, such as the Rhino Zone. In August 2025, Athena optioned Excelsior Springs to Mammoth Minerals, whereby Mammoth has the right to earn an 80% interest by incurring US$5,000,000 in exploration expenditures over a five-year term. In consideration of the Option, Mammoth has paid Athena AUD$200,000 in cash and issued 32,000,000 ordinary shares in the capital of Mammoth. Should Mammoth earn its 80% interest, Athena will retain a 20% free-carried interest in the project until completion of a Definitive Feasibility Study by Mammoth. A 1% net smelter return royalty will also be provided to Athena on certain claims comprising the project. Athena reserves the right to buy back any pre-existing royalties on the project. Mammoth continues to earn into the project, having completed a diamond drilling program in late-2025, with RC drilling now underway as of Q1-2026.

Location and Access:

The Excelsior Springs Property is located in the southeast part of unsurveyed Township 5 south, Range 39 and 40 east, MDBM, Esmeralda County, Nevada, approximately 45 miles southwest of Goldfield, Nevada. The Property is accessed by traveling 14.5 miles (23.2 km) south of Goldfield on US highway 95 and then turning west onto Nevada State Route 266 at Lida Junction and proceeding west for approximately 28.7 miles (45.9 km). Just past mile marker 12, a county-maintained gravel road turns north and leads five miles (8 km) to the Property. There is a locked gate at the southern edge of the patented claims. The Property lies on the moderately hilly south flank of the Palmetto Mountains at an elevation of 6,000 to 8,000 feet (1,829 – 2,439 m) with moderate to heavy juniper/pinion pine cover.

The Excelsior Springs Property comprises 224 unpatented mining claims and two patented mining claims (which excludes additional claims that were staked by Mammoth Minerals). All of the claims are held by Athena and/or its wholly-owned subsidiary Nubian Resources USA (“Nubian”) and located on Federal Government land administered by the Department of Interior’s Bureau of Land Management ("BLM"). The original 140 BLM claims were acquired as part of the original purchase of the project from Nubian Resources in December 2021. The two patented claims were leased to Nubian by the owner, Christian Bramwell, of Pahrump, Nevada until purchased in June 2022 as further described below. The patented claims, the Prout and Fortunatus (MS 4106), were located in 1873 and 1892, respectively, and were patented in 1912. The patented claims have both surface and mineral rights. Ownership of the unpatented claims gives the right to explore for and develop mineral resources but no surface rights.

The original acquisition consisted of 42 "EX" and 88 "ES" contiguous, unpatented lode mining claims covering approximately 2,884 acres (1,167 hct) and two patented claims covering 40 acres (16.1 hct). A separate block of ten "ES" claims covering 202 acres (84 hct) is located approximately one mile (1.6 km) northwest of the main block of claims.

The acquisition included a prospective target known as “Palmetto” that consisted of 7 BLM claims. Athena did not renew 5 of the BLM claims and as a result Palmetto now consists of 2 BLM claims PM 1 (#NV101504173) and PM 2 (#NV101504174).

In September and October 2022, the Company expanded the Excelsior Springs claim block by staking 51 new BLM claims ES 2R – ES 38R and BL 1 – BL 32 and filed with the BLM in December 2022 and were assigned serial numbers NV 105804872 – NV 105804922. The additional claims were also filed in Esmeralda County, Nevada.

Effective June 1, 2024 Athena Gold Corporation (the “Company”) expanded its Excelsior Springs project by entering into an Asset Purchase Agreement (the “APA”) with Silver Reserve Inc. to acquire an 100% interest in 11 unpatented BLM claims covering approximately 89 hectares (220 acres) known as the Blue Dick Mine and related mineral claims (“BD”), together with certain technical data relating to the mining claims (the “Purchased Assets”). Total consideration consists of an aggregate of US $45,000 in cash and a 3% NSR.

In September 2024, the Company expanded the Excelsior Springs claim block by staking 12 new unpatented BLM claims MD 1-12 that were assigned the following serial numbers (BLM NV106705574 – NV106705585).

In early 2025, the Company expanded the Excelsior Springs project again through staking an additional 8 new unpatented BLM claims, including four claims south east of the Blue Dick Trend (BL 33-36) and thew new Rhino zone (NE 1-4).

The Excelsior Springs project, excluding any additional claims staked by Mammoth, now consists of 224 BLM unpatented claims and 2 patented claims.

Legal Ownership

The acquisition of Nubian USA included a lease option on two patented mining claims known as Fortunatus and Prout that were subsequently purchased as described below:

On June 9, 2022, the Company entered into an Acquisition Agreement (the “Agreement”) to purchase an undivided 100% interest in the Fortunatus and Prout patented lode mining claims in Esmeralda County, Nevada. The Agreement was completed in July 2022 with the following terms:

•	$25,000 settled in cash

•	$35,000 of the purchase price settled by the issuance of 500,000 shares of the Company’s common stock; and

•	$125,000 settled by a loan, paid by the Company in quarterly installments of $25,000, beginning November 13, 2022, and continuing until October 13, 2023.

All payments have been made with no balance remaining on the note payable. The underlying 2% NSR was retired as part of the purchase transaction.

The Excelsior Springs project, excluding any additional claims staked by Mammoth, now consists of 224 BLM unpatented claims and 2 patented claims.

History:

The Buster Mine claim block was discovered in 1872 and has been through several periods of small-scale mining and exploration efforts. During the late 1800s and perhaps the early 1900s there was unconfirmed production from the Buster Mine of an estimated 18,000 tons at 1.2 oz Au/ton (37.3 g/T). Little else is known about work on the mine until Fernand Lemieux re-timbered the Buster shaft in 1964 at a reported cost of $50,000 (Grant, 1986). A visual inspection of the shaft indicated the ladders were still in good condition. Since 1964, the Property has been explored by a number of companies as described below:

•	1960s & 1970s – Efforts to re-timber the shafts and attempts at small scale mining
•	1986 – Great Pacific Resources (11 RC holes)
•	1988 – Lucky Hardrock JV (12 RC holes)
•	2005-2007 – Walker Lane Gold (22 RC holes)
•	2008 – Evolving Gold (8 RC holes)
•	2011-2014 – Global Geoscience and partner Osisko Mining (31 RC holes & Geophysics)

Geology and Mineralization:

The project has had some historic, high-grade gold production from silicified zones on the patented claims. These zones are contained in several, large, intensely altered, E-W-trending shear zones in Paleozoic siltstones and limestones. These shear zones host structurally and lithologically controlled gold mineralization within a 3 X 1 km area of intense clay alteration. The shear zones have been collectively named the Excelsior Springs Shear Zone, ESSZ, and form the core of the exploration targets on the property.

Geology and Mineralization. The Property lies within the Walker Lane, a regional-scale zone of northwest-trending, strike-slip faulting. The Walker Lane hosts a significant number of precious metal deposits including the Comstock Lode at Virginia City, Borealis, Aurora, Mineral Ridge, Paradise Peak, Rawhide, Tonopah, Goldfield and the Bullfrog District. These deposits are Tertiary in age, and all have a very strong structural control for the mineralization. However, the author has not verified information with respect to the abovementioned deposits, and information in this Report with respect to these deposits is not necessarily indicative of the mineralization on the Excelsior Springs Property. The Excelsior Springs Property area contains a thick section of basal Precambrian-Cambrian sedimentary rocks that are complexly interlayered by thrust faults with the Ordovician Palmetto Formation. On the Property, there are a large number of prospect pits, small trenches and drill roads concentrated along the Excelsior Springs Property structural zone (“ESSZ”), a 1,000 foot-wide and 10,000 foot-long (304 m x 3,048 m), east-west-trending zone of shearing and alteration. Underground workings on the two patented claims have been the source of the Property’s unverified, historic production, reported to be 19,200 oz Au (18,000 tons containing 1.2 oz Au/ton (37.3 g Au/T)). Assay results for the 84 RC holes that have been drilled on the Property show that 51 of the holes (61%) contain a 20-foot interval averaging 0.25 g Au/T, typical cut-off grade for Nevada open-pit gold mines. Forty of the holes (48%) contain a 20-foot interval averaging 0.5 g Au/T, and 24 of the holes (29%) contain a 20-foot interval averaging 1.0 g Au/T.

Property Geology. The Excelsior Springs Property area contains basal Precambrian-Cambrian sedimentary rocks complexly interlayered by thrust faults with the Ordovician Palmetto Formation, as seen in Figure 17 (McKee, 1985). Lithologic units shown on the map are listed below.

Qa - Alluvium, (Quaternary) - sand and gravel.

Tq - Quartz porphyry and alaskite dikes, (Miocene) - Light-colored, quartz-rich fine- grained intrusive rocks.

Opa - Palmetto Formation, (Ordovician) - Heterogeneous mixture of dark, thin-bedded chert, shale, limestone and quartzites, usually in thrust fault contact with older rocks.

Ce - Emigrant Formation, (Cambrian) - Gray- green limey siltstone with sandstone interbeds. Grades upward into platy, gray, aphanitic limestone with chert nodules, chert beds and intraformational limestone conglomerates.

Ch - Harkless Formation, (Cambrian) - Interbedded fine-grained sandstone, siliceous siltstone and thin limestone.

Miocene rhyolite and hornblende diorite dikes (Tq) occur throughout the Property and are particularly abundant in the area east of the Excelsior Springs Property. Most of the dikes are aligned parallel to the east-west to east-northeast trends of the mineralization in the ESSZ. The quartz-rich rhyolite dikes appear to be more closely associated with alteration and gold mineralization than do the hornblende diorite dikes.

The 3,500 foot-thick (1,067 m), Cambrian-age (Ch) Harkless Formation seems to be the predominant host for the alteration and mineralization and is divided into a lower, greenish-gray quartz-rich siltstone member and an upper olive-gray siltstone member. Limestone layers, up to 100 feet-thick (30 m), occur in the lower member. The Cambrian-age (Ce) Emigrant Formation overlying the Harkless consists of a lower, multi-colored limestone-siltstone member, a middle, greenish-gray shale member and an upper, gray, cherty limestone member. The Emigrant Formation is about 1,300 feet-thick (396 m).

Mineralized Zones. The east-west trending ESSZ shows strong hydrothermal alteration over an area 1,000-1,800 feet-wide (305 – 549 m) and 10,000 feet-long (3,050 m) and appears to extend under Quaternary gravels to the west of the Buster and pit areas. In addition to the area around the Buster shaft, there are many other scattered zones of anomalous gold and base metal mineralization within the ESSZ. There are large, well developed, east-west-trending drainages to the north and south of the ESSZ. These drainages also contain outcrops of strongly altered rocks that have not been closely examined. Mineralization on the claims is hosted mostly in the Harkless Formation and the Emigrant Formation. Mineralization occurs almost entirely in shear zones which are characterized by brecciation, silicification and local mylonitization. The ESSZ contains well developed fractures striking east-west and well mineralized sets of north-, northeast- and northwest-striking fractures. There are several gold-bearing quartz veins containing galena and tetrahedrite in the shear zones that represent a post-deformation period of mineralization. Most of the mineralized zones do not contain visible sulfides.

Gold mineralization is localized by the structures and occurs as veinlets and veins. Gold also appears to occur in a disseminated form in favorable stratigraphic units. Brecciated quartz veins are common in the mineralized zones but frequently exhibit no direct correlation with higher gold values. Quartz-copper veins and pods of white quartz are also brecciated and locally re-cemented with fine-grained crystalline to chalcedonic silica. A strong correlation between visible copper and/ or zinc oxides and carbonates and higher-grade gold values has been noted. Cadmium and antimony values are anomalous but somewhat randomly distributed, and arsenic is strongly correlated with gold values greater than 8 ppm.

EXPLORATION ACTIVITIES:

Summary

In 2022, Athena has begun an initial work program for the Excelsior Springs Property comprising the following:

•	Data compilation and review;

•	Geologic mapping and sampling of selected areas of the project;

•	Acquisition and evaluation of hyperspectral satellite imagery for alteration studies;

•	Refining the project’s structural model for mineralization;

•	Developing a 3-D, computer generated model of the Buster area mineralization;

•	Creating a new set of 1:1200 scale cross sections to include all drill holes.

(a) Data Compilation. There is a large amount of historic data generated by previous exploration programs on the Property. Much of the earlier data is incomplete and weakly documented but still useful. A new compilation of all the drilling results including collar location, hole azimuth, dip, total depth and gold values has been completed and used to construct the three-dimensional model and new cross sections.

(b) Geologic Mapping and Sampling. Approximately 20 man-days have been spent mapping in selected areas of the project. Mapping was done on detailed color photos at a scale of 1:2,400 with a particular focus on alteration zones and structural features. This new work is being integrated into the existing geologic map and will be fully digital. The new geologic map has not been completed, but it will serve as a base layer for showing alteration, mineralization, structures, geophysical data and drill hole projections. In conjunction with the mapping of selected areas, the Company has collected and processed 100 surface rock chip samples. Custody of these samples was maintained by the geologists and then delivered to American Assay Labs in Sparks, Nevada. All samples were fire assayed for gold, and an ICP process was used for other elements. The assay process is described in Section 11.1 of this Report and duplicate, standard and blank samples were used.

(c) Hyperspectral Data. SpecTir Imagery of Reno, Nevada provided a suite of hyperspectral images covering the area around the project. The study shows the alteration mineralogy image generated by the SpecTIR data. The Buster zone clearly shows strong kaolinite and sodium-rich illite (paragonite) alteration. The strong clay alteration zone continues eastward to the Ridge zone (447300 E) and further east into the Excelsior Springs Property area (448000 E). Further east and west from the Buster zone the clay mineralogy becomes potassium-rich phengite along with muscovite.

(d) Refining the Structural Model. Ore deposits found within the Walker Lane and particularly mineralized zones in the ESSZ are both structurally and lithologically controlled.

(e) Three-Dimensional Model. Geo Vector Consultants and Mountain Goat Consulting has utilized the updated drill hole data base for the Property and has generated the 3-D model for the mineralized zones. There are multiple intercepts of potentially well mineralized material in many of the holes, but further infill drilling is needed to better confirm continuity of the zones between the holes.

(f) Cross Sections. Mine Development Associates ("MDA"), a division of RESPEC Inc., consultants in Reno, generated a complete set of 1:600 scale cross sections along with a topographic map showing all of the drill holes and mineralized intervals.

The Company was granted a drilling and exploration permit (the “Drill Permit”) by the BLM in December 2021 for its Excelsior Springs Project in Esmeralda County, Nevada. The permit was amended in 2022. Athena has posted the required reclamation bond with the BLM to secure the Drill Permit.

Athena entered into a contract with New Frontier Drilling and in April 2022 completed its maiden drill program with 11 RC holes on both the patented and unpatented claims totaling approximately 5,500 feet.

The Company updated its permit with the BLM with additional locations and completed a Phase 2 drill program with 9 RC holes on both the patented and unpatented claims totaling approximately 2,800 feet.

Athena submitted the samples from the drill program to an independent assay lab in Reno, Nevada for analysis.

Phase 1 RC Drilling Data and Results

Hole	Intervals, Feet [2]			Azimuth	Decline	Gold [1]	Silver	Total
ID	From	To	Length	Degrees	Degrees	G/T	G/T	Depth, Ft
DB-24	nsm			0	50			400

DB-23	140	250	110	180	50	5.15	8.9	400
includes	140	195	55			10.03	17.3
includes	140	175	35			15.35	26.5

DB-22	220	240	20	0	90	0.61	3.1	400
"	265	285	20			1.48	2.8
"	340	360	20			1.01	5.6

DB-3	215	275	60	135	50	1.10	4.0	350

BT-16	*			218	50			695
BT-15	nsm			38	50			825
BT-13	nsm			0	90			375
BT-12	nsm			180	50			350
BT-11	*			180	50			500

BT-7	110	130	20	135	50	1.11	4.0	380

BT-6	510	530	20	120	50	0.22	16.9	900
							Total Drilling	5,575
nsm: no significant mineral
* assays not yet received
[1] Nominal gold cut off: 0.20 g/t.
[2] Minimum mineral interval of 20 feet. Minimum 20 feet waste between mineral intervals.
Maximum 20 feet waste within mineral intervals. As most spatial data is not yet available, drill intervals are not true mineral thicknesses.

Phase 2 Drilling Data and Results

Hole	Intervals, Feet [2]			Intervals, Meters [2]			Azimuth	Decline	Au	Ag	Au Eq	Cu [4]	Pb4	Zn4	Hole Depth		Zone
ID	From	To	Length	From	To	Length	Degrees	Degrees	G/T	G/T	G/T [3]	%	%	%	Ft	M	[5]
22-01	130	220	90	39.6	67.1	27.4	162	60	6.045	17.4	6.274	0.071	0.294	0.476	300	91.4	WS
Includes	130	165	35	39.6	50.3	10.7			10.200	30.8	10.605	0.170	0.644	1.140
	255	300	45	77.7	91.4	13.7			4.970	14.40	5.159	0.070	0.821	1.003

22-02	135	185	50	41.1	56.4	15.2	197	55	4.492	27.3	4.851	0.056	0.382	0.546	300	91.4	WS
Includes	145	175	30	44.2	53.3	9.1			7.293	44.2	7.874	0.091	0.621	0.873
	225	250	25	68.6	76.2	7.6			1.195	7.7	1.296	0.023	0.227	0.220

22-03	NSM						160	45							300	91.4	WS

22-04	55	75	20	16.8	22.9	6.1	135	50	0.252	6.0	0.331	0.004	0.016	0.015	400	121.9	MB

22-05	0	50	50	0.0	15.2	15.2	135	60	0.395	3.30	0.438	0.009	0.117	0.179	200	61.0	MB
	145	170	25	44.2	51.8	7.6			0.646	2.96	0.000	0.006	0.049	0.048

22-06	NSM						135	50							300	91.4	MB

22-07	NSM						135	60							300	91.4	WS

22-08	NSM						135	59							300	91.4	WS

22-12	NSM						135	55							300	91.4	WS
												Total Drilling			2,700	823.0
NSM: no significant mineral
[1] Nominal gold cut off: 0.20 g/t.
[2] Minimum mineral interval of 20 feet. Minimum 20 feet waste between mineral intervals.
[3] Based on prices of $1775/oz Au and $23/oz Ag
[4] Geochemical analysis of anomalous base metals
5 WS: West Slope Zone MB: Main Buster Zone
Maximum 20 feet waste within mineral intervals. As most spatial data is not yet available, drill intervals are not true mineral thicknesses.

Phase 3 Drilling Data and Assay Results 1

Hole	Intervals, Feet			Intervals, Meters			Az	Dip	Au	Ag	Cu [2]	Pb [2]	Zn [2]	Hole Depth
ID	From	To	Length	From	To	Length	[0]	[0]	G/T	G/T	%	%	%	Ft	M
23-01	245	265	20	74.7	80.8	6.1	180	60	2.176	1.85	0.057	0.371	0.378	400	121.9

23-02	nsm						180	50						340	103.6

23-03	95	265	170	29.0	80.8	51.8	180	60	1.021	8.20	0.02	2.117	2.712	400	121.9

23-04	nsm						180	50						300	91.4

23-05	nsm						180	60						400	121.9

23-06	nsm						180	45						300	91.4

23-07	nsm						180	55						400	121.9

23-08	nsm						180	55						400	121.9

23-09	nsm						162	62						800	243.8
											Total Drilling			3,740	1,140.0
nsm: no significant mineral
[1] Gold cut off: 0.20 g/t. Minimum mineral interval of 20 feet. Minimum 20 feet waste between mineral intervals. Maximum 20 feet waste within mineral intervals.
[2] Analysis of anomalous base metals
Drill intervals are not mineral thicknesses.

Future exploration phases would be needed to precisely define depth, width, length, tonnage and value per ton of any deposit that has been identified and would involve:

•

RC and CORE drilling. A permit is in place with the BLM and a bond has been posted to allow for additional drilling.

Conduct a new gradient array IP survey that will provide data to a depth of approximately 900 feet (274 m) and better define the southwestern chargeability zone.

•	conducting metallurgical testing; and

•	Further geochemical and geophysical surveys and geologic mapping

Depending upon the nature of the particular deposit, future exploration phases on the property could take one to five years or more and cost well in excess of $1 million. Athena decided to option the project in order to allow a third-party to fund it.

EXCELSIOR SPRINGS PROJECT CLAIMS

The following map shows the location of the patented and unpatented mining claims that comprise the Excelsior Springs Project as of December 31, 2025:

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Athena Gold Corp. (“Athena”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment for the year ended December 31, 2025, and includes events up to the date of this MD&A. This discussion should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 (the “Annual Financial Statements”) and the related notes thereto and other corporate filings. Unless otherwise specified, all financial information has been derived from the Company’s Annual Financial Statements which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”)

All monetary amounts in the MD&A are expressed in United States dollars, the presentation currency of the Company and its subsidiaries, except number of shares or as otherwise indicated. References to “CAD” or “CA$” are to Canadian dollars and references to “AUD” or “AU$” are to Australian dollars. The functional currency of the Company and its subsidiaries is disclosed in the notes to the Financial Statements. Additional information regarding the Company is available on SEDAR+ at www.sedarplus.ca and the Company’s website at www.athenagoldcorp.com. This MD&A has been prepared effective as of March 31, 2026 (the “MD&A Date”).

Caution Regarding Forward-Looking Statements

Some of the information presented in this MD&A constitutes “forward-looking statements”. These forward-looking statements include, but are not limited to, statements that include terms such as “may,” “will,” “intend,” “anticipate,” “estimate,” “expect,” “continue,” “believe,” “plan,” or the like, as well as all statements that are not historical facts. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from current expectations. Although we believe our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that actual results will not differ materially from expectations.

All forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

Management’s Responsibility for Financial Statements

The information provided in this MD&A, including the audited consolidated financial statements, are the responsibility of management. In the preparation of these consolidated financial statements, estimates are sometimes necessary to make a determination of the future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying condensed interim consolidated financial statements. Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Business Overview

Athena Gold Corporation is engaged in the acquisition and exploration of mineral resources. We were incorporated in Delaware on December 23, 2003, and began our mining operations in 2010. On March 27, 2025 the stockholders of the Company voted to re-domesticate the Company from the state of Delaware to the Province of British Columbia, by merger into its British Columbia subsidiary, Nova Athena Gold Corp.

The Company’s properties do not have any reserves. The Company plans to conduct exploration programs on these properties with the objective of ascertaining whether any of its properties contain economic concentrations of precious and base metals that are prospective for mining.

Results of Operations for the years ended December 31, 2025, 2024 and 2023

	Year Ended
	12/31/25	12/31/24	12/31/23

Operating expenses
Exploration, evaluation and project expenses	$574,136	$186,764	$351,132
General and administrative expenses	742,177	425,353	432,460
Total operating expenses	1,316,313	612,117	783,592

Net operating loss	(1,316,313)	(612,117)	(783,592)

Other income	34,897	–	–
Interest expense	(6,345)	(3,419)	2,598
Realized loss on investment	(31,825)	(12,452)	–
Unrealized gain (loss) on investment	997,633	(36,384)	–
Revaluation of warrant liability	186,739	27,854	1,393,742
Loss and comprehensive loss	$(135,214)	$(636,518)	$612,748

Total Assets	9,675,535	6,992,460	6,740,969
Total Liabilities	1,371,969	838,004	423,157
Total Equity	8,303,566	6,154,456	6,317,812

Exploration and evaluation expenses:

Exploration expenses for the year ended December 31, 2025 totaled approximately $574,000. Funds were used to complete fieldwork on the Company’s 100%-owned Laird Lake gold project. During the year, the Company engaged Bayside Geoscience of Thunder Bay, Ontario to execute a property-wide glacial till sampling survey followed by a targeted prospecting and geological mapping program based on the till results. These systematic programs were designed to identify and refine high-priority drill targets across the largely underexplored Laird Lake property. The 2025 field program data will be compiled and interpreted to guide a maiden diamond drilling program planned for 2026.

Operating expenses:

For the year ended December 31, 2025, the Company increased general and administrative expenses by approximately $317,000. The increase was due to the following approximate year-over-year variances:

Year ended December 31,	2025	2024	2023
	$	$	$
Legal and other professional fees	588,000	292,000	316,000
Share based compensation	89,000	25,000	27,000
Stock exchange fees and related expenses	45,000	55,000	57,000
Other general expenses	20,000	53,000	32,000
Total	742,000	425,000	432,000

•	Legal and other professional fees increased for the year ended December 31, 2025 compared to prior year, due to the costs associated with the re-domestication of the Company from the state of Delaware to the Province of British Columbia, by merger into its British Columbia subsidiary, Nova Athena Gold Corp. Additionally, there were investor relations fees of approximately $115,000 for the year ended December 31, 2025.
•	Share based compensation increased with the issuance of 277,778 options, 100% vested on June 30, 2025 with an $89,000 valuation compared to 60,606 shares issued on June 7, 2024 with a $24,000 valuation.

Other income and expense:

•	In the year ended December 31, 2025 other income included a non-refundable fee of $31,834 (AUD$50,000) received from Firetail Resources Limited that provided an exclusive period to perform due diligence on the option to acquire an 80% interest of the Company’s Excelsior Springs Project.
•	The unrealized gain on investment is due in large part to the increase in the share price of Carlton Precious securities from CAD$0.06 to CAD$0.14 and to the increase in the share price of Mammoth Minerals securities from AUD$0.07 to AUD$0.11 held by the Company.

Summary of Quarterly Performance

	Q4 2025	Q3 2025	Q2 2025	Q1 2025
	$	$	$	$
Net income (loss)	(1,488,834)	1,388,603	(137,841)	102,858
Income per common share – basic and diluted	(0.01)	0.01	0.00	0.00

	Q4 2024	Q3 2024	Q2 2024	Q1 2024
	$	$	$	$
Net income (loss)	44,603	(164,167)	(176,191)	(340,763)
Income per common share – basic and diluted	0.00	0.00	0.00	0.00

	Q4 2023	Q3 2023	Q2 2023	Q1 2023
	$	$	$	$
Net income (loss)	74,510	576,532	(277,755)	239,461
Income per common share – basic and diluted	0.00	0.00	0.00	0.00

The Company’s financial performance continues to be significantly influenced by fluctuations in the fair values of its equity investments in Carlton Precious Inc. (“CPI”) and Mammoth Minerals Limited (“Mammoth”), both of which are measured at fair value through profit or loss (“FVTPL”). As a result, quarterly net income or loss may vary substantially from period to period based on market movements unrelated to the Company’s operating activities.

For Q4 2025, the Company recorded a net loss of $1,488,834, driven by an unrealized loss on investments of $1,218,757. This loss reflects the decrease in market prices of CPI and Mammoth during the quarter.

For Q3 2025, the Company recorded net income of $1,388,603, driven primarily by a significant unrealized gain on investments of $1,799,203. This gain reflects strong increases in the market prices of CPI and Mammoth during the quarter. Operating expenses increased year-over-year due to higher exploration activities, professional fees associated with the corporate redomicile to Canada, and increased investor relations expenditures. These increases were partially offset by lower stock exchange and regulatory costs.

The Q2 2025 quarter reflected a net loss of $137,841, attributable mainly to lower investment fair-value movements during the period, as well as increased legal, professional, and consulting expenditures following the redomicile and project advancement activities.

In Q1 2025, the Company recorded net income of $102,858, driven by market appreciation in its equity investments as well as lower corporate activity relative to Q2 and Q3 2025.

In contrast, the comparative quarters in 2024 reflect significantly lower volatility in investment fair values, as the Company’s equity holdings in CPI were substantially smaller and carried lower market values at that time.

Management expects quarterly results to continue to fluctuate based on market valuations of the Company’s investment portfolio until such time as the Company generates sustained operating cash flows through the advancement and potential development of its exploration properties.

Capital Resources

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s ongoing operations have been financed by the sale of its equity securities by way of public offerings, private placements and the exercise of incentive stock options and share purchase warrants. The Company believes that it will be able to secure additional private placements and public financings in the future, although it cannot predict the size or pricing of any such financings. This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.

For the year ended December 31, 2025, the Company sold 1,575,000 shares of the investment in Carlton Precious for $123,391 (CAD$171,263).

Going Concern

Our financial statements have been prepared on a going concern basis, which assumes that we will be able to meet our obligations and continue our operations during the next fiscal year. Asset realization values may be significantly different from carrying values as shown in our consolidated financial statements and do not give effect to adjustments that would be necessary to the carrying values of assets and liabilities should we be unable to continue as a going concern. These material uncertainties may cast a significant doubt about the Company’s ability to continue as a going concern. There can be no assurance that the Company will be able to raise capital on terms advantageous to the Company, or at all.

Liquidity

As of December 31, 2025, we had $2,068,694 of cash and a working capital of approximately $4,200,000. A major component of the working capital consists of shareholder investments of three publicly traded companies: Carlton Precious Inc (CPI), Bravada Gold Corporation (Bravada) and Mammoth Minerals Limited (Mammoth). As at December 31, 2025, the Company’s investments are as follow: CPI is 6,755,334 shares at $0.10 (CAD$0.14); Bravada is 1,235,000 shares at $0.04 (CAD$0.055); Mammoth is 28,525,000 shares at $0.08 (AUD$0.115).

There is approximately $2,100,000 (CAD$2,900,000) unspent flow-through expenditure commitments, which is required to be spent by December 31, 2026. This compares to cash on hand of approximately $240,000 and working capital of approximately $340,000 as at December 31, 2024.

The Company expects that it will operate at a loss for the foreseeable future and believes the current cash and cash equivalents and working capital will be sufficient for it to maintain its currently held properties, fund its planned exploration, and fund its currently anticipated general and administrative costs for at least the next 12 months from the date of this report.

However, the Company does expect that it will be required to raise additional funds through public or private equity financings in the future in order to continue in business in the future past the immediate 12-month period. Should such financing not be available in that timeframe, the Company will be required to reduce its activities and will not be able to carry out all of its presently planned exploration and, if warranted, development activities on its currently anticipated schedule.

Cash Flows

A summary of the Company’s cash position and changes in cash and cash equivalents is as follows:

	2025	2024	2023
	$	$	$
Net cash used in operating activities	(1,706,804)	(666,050)	(696,217)
Net cash provided by investing activities	575,101	26,241	–
Net cash provided by financing activities	2,958,315	879,083	683,950
Change in cash	1,826,612	239,274	(12,267)

Cash used in operating activities was $1,706,804 compared to $666,050 cash used in the prior year. The increase in cash used is mainly due to cash spent on exploration, evaluation and project expenses and general and administrative expenses in the current year as explained above.

Cash provided by investing activities was $575,101 compared to $26,241 cash provided in the prior year. The increase in cash provided is due to the sale of an 80% undivided interest in the Excelsior Springs Project for $128,116 (AUD$200,000) and from the sale of investments in YTD 2025.

Cash provided by financing activities increased to $2,958,315 compared to $879,083 in the prior year, primarily due to proceeds received from private placements during the year ended December 31, 2025.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk.

As of December 31, 2025, the capital structure of the Company consists of 31,567,535 shares of common stock with no par value. The Company manages the capital structure and adjusts it in response to changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company’s funding requirements are based on cash forecasts. In order to maintain or adjust the capital structure, the Company may issue new debt, new shares and/or consider strategic alliances. Management reviews its capital management approach on a regular basis. The Company is not subject to any externally imposed capital requirements.

Mineral Property Disposition and Investment in Securities

On May 28, 2025, the Company entered into an option agreement with Mammoth granting Mammoth the exclusive right (Option) to be able to earn an 80% undivided interest in the Excelsior Springs project. In consideration of the Option, Mammoth has paid Athena $128,115 (AUD$200,000) in cash and issued 32,000,000 ordinary shares in the capital of Mammoth with a fair market value of $2,059,520. This resulted in reduction in the carrying amount of mineral rights of $2,187,635. Mammoth is also required to incur not less than USD$5,000,000 in exploration expenditures over a five-year term, commencing from the Exercise Date.

Off Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at December 31, 2025 and as at the MD&A date.

Critical Accounting Policies

The Company adopted IFRS Accounting Standards with an effective date of January 1, 2023. The Company had previously reported under United States Generally Accepted Accounting Principles. The Company’s material accounting policies are disclosed in the notes to the Financial Statements.

Significant Accounting Judgements and Sources of Estimation Uncertainty

The Company’s significant accounting judgements and sources of estimation uncertainty are disclosed in the notes to the Financial Statements.

Proposed Transactions

The Company had no proposed transactions as at December 31, 2025 and as at the MD&A date, other than those disclosed elsewhere in the MD&A.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares with no par value.

December 31, 2025
Common shares	31,567,535
Warrants	3,926,930
Stock Options	806,061

Subsequent to the year ended December 31, 2025, the Company issued 4,252,530  common share; issued 204,040 stock options; 202,020 expired stock options; and no warrant activity.

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The classification of each measurement within this hierarchy is based on the lowest-level significant input used in valuation. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly

Level 3 - Inputs that are not based on observable market data

The fair value of cash, prepaid expenses, accounts payable, advanced deposits, and note payable approximate their carrying values due to their short term to maturity. The investment in securities is recorded at the fair value through profit and loss using Level 1 inputs.

The warrant liabilities are measured at fair value through profit and loss using level 3 inputs (Note 3). During the years ended December 31, 2025, 2024 and 2023, there were no transfers between categories in the fair value hierarchy.

The Company’s financial instruments are exposed in varying degrees to a variety of financial risks. The Board of Directors approves and monitors the risk management processes as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty fails to meet an obligation under contract. Credit risk exposure arises with respect to the Company’s cash and cash equivalents, including cash and a guaranteed investment certificate held in a financial institution, and deposits. The risk exposure is limited because the Company places its cash and cash equivalents in institutions of high credit worthiness within Canada and the United States. The Company’s investment in securities is exposed to credit risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not hold any financial instruments with variable interest rates, other than cash equivalents and, therefore, is not exposed to significant interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. As the Company’s operations do not generate cash, financial liabilities are discharged using funding through the issuance of common shares or debt as required. As at December 31, 2025, the Company had sufficient cash on hand to discharge its financial liabilities as they become due but will require additional funding to continue operations.

Commodity price risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of gold. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in its functional currency. The Company does not manage currency risk through hedging or other currency management tools. At December 31, 2025, the Company is exposed to foreign exchange risk through its warrant liability and certain payables. The Company does not consider exposure to foreign exchange risk to be material.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Our current executive officers and directors are:

Name	Age	Position

David Goodman(2)	62	Chairman

Koby Kushner(2)	33	CEO, President and Director

John C. Power(1)	63	Secretary and Director

Brian Power(1)	60	Director

John Hiner	78	Director

Tyler Minnick	56	CFO

(1)	John C. Power and Brian Power are brothers.
(2)	David Goodman is the Father-In-Law of Koby Kushner

David Goodman, LLB, CFA, is Chairman of the Company. He is also the Chairman of Libra Lithium Corp.. Mr. Goodman left an early career as a litigator in 1994 to become a Partner, Vice President and Portfolio Manager at the investment management firm behind Dynamic Funds. He became President and Chief Executive Officer of Dynamic Funds in 2001 and of DundeeWealth, Dynamic’s public company parent, in 2007. Under Mr. Goodman’s leadership, the firm became one of Canada’s best performing and fastest growing investment managers, was recognized as Fund Company of the Year seven times at the Canadian Investment Awards while growing assets under management from $5 billion to approximately $50 billion, until its ultimate sale in 2011 to a Canadian bank. In the past Mr. Goodman was a member of the boards of DundeeWealth, Repadre Capital Corporation, Dundee Corporation, SickKids Foundation and a trustee of the Dundee REIT. Mr. Goodman was previously the head of Global Asset Management for a major Canadian bank and CEO of Dundee Corporation. In addition to his business interests, Mr. Goodman is the founder and CEO of Humour Me, an annual event whereby high-profile executives compete in stand-up comedy and has raised over $20 million to date for worthy causes.

Koby Kushner, P.Eng., CFA, is CEO, President and Director of the Company. He is also the Chief Executive Officer and a director of Libra Lithium Corp. and Honey Badger Silver, Inc. He has spent most of his career as a mining engineer and more recently, an equity research analyst. Prior to entering finance, Mr. Kushner worked at several mines in Ontario and Manitoba, including Hemlo (Barrick Gold), Detour, Rice Lake, and others. During this time, Mr. Kushner has seen projects advance through all stages of development, including exploration, production, and closure. He then moved into equity research at Red Cloud Securities, a mining-only investment bank, where he wrote on over 100 companies across various stages of development and a wide range of commodities, with a particular focus on precious and energy metals. He holds a BSc in Mining Engineering from Queen’s University, is a licensed Professional Engineer in the province of Ontario and is a CFA charter holder.

John C. Power has served as a director of Athena since its inception in December 2003 and has served as Athena’s President from December 2005 to December 2007 and from January 2009 to the present and has served as Athena’s Secretary since January 2007. He has also served as director of Magellan Gold Corporation since its formation in September 2010 until November 2020 and as an officer of Magellan from its formation until August 2017 and from January 2018 until November 2020.

Mr. Power is also a co-managing member since 2011 of Silver Saddle Resources, LLC that owns mining claims in Nevada.

From March 2010 to present, Mr. Power has served as co-Managing Member of Ryan Air Exposition, LLC, a private California holding company that invests in antique airplanes. Mr. Power has served as President and director of Four Rivers Broadcasting, Inc., a radio broadcaster, from May 1997 to March 2005 and Vice President from March 2005 to the present. Mr. Power served as Co-Managing Member of Wyoming Resorts, LLC, which owned and operated an historic hotel in Thermopolis, Wyoming, from June 1997 until June 2017. Mr. Power has been a general partner of Power Vacaville, LP a real estate investment firm since January 2008. Mr. Power also serves as the vice-president and director of The Tide Community Broadcasting, Inc. since July 2012.

Mr. Power attended, but did not receive a degree from, Occidental College and University of California at Davis.

Brian Power has served as an officer/director of the Company since its inception in December 2003. He was CEO and President from December 2003 until December 2005 and currently serves as a director of the company. From 1997 to 2014 Mr. Power served as CEO and President of Lone Oak Vineyards, Incorporated, a real estate/agricultural investment company.  From October 1998 to 2005, he was a co-founder and managing member of Spirit of Adventure, LLC a company engaged in the development of deep ocean exploration technologies including the design/build of advanced manned submersibles. From 1996 through the present, he serves on the board of directors of Snuba, Incorporated, a manufacturer and international licensor of proprietary ocean diving systems. From 2014 through the present, Mr. Power founded and is the managing member of Asperatus LLC, a company engaged in the development of airborne remote earth sensing technologies and related data processing analytics. Mr. Power attended Solano Community College and the University of California at Davis.

John Hiner is a director of the Company and provides his services on a part-time basis. He has served as a director of the Company since March 22, 2021, and will devote approximately 10% of his time to the affairs of the Company. As a director, he is responsible for directing and overseeing management of the Company.

Mr. Hiner is a and SME registered member (2012) and he has an exploration history of over 45 years with several major mining companies exploring for geothermal energy, precious metals and industrial minerals. He has served as a director and/or officer of mineral exploration and mining development companies and works as an independent consulting geologist for mining companies. Previously, Mr. Hiner was an officer of Geocom Resources Inc. (from 2003 to 2013) and a director of Red Pine Petroleum Ltd. (from 2003 to 2013), Straightup Resources Inc. (from 2017 to 2021) and Gold Basin Resources Corporation (from 2017-2021). Mr. Hiner is currently a director of Golden Lake Exploration Inc. (since 2018) and director of Avventura Resources (BC) Inc.

Tyler Minnick has been the Chief Financial Officer of the Issuer since May 2021 and provides his services on a part-time basis. He has worked in the mining industry since 2011.

Since December 2018, Mr. Minnick has acted as a Certified Public Accountant (1993) with Grand Mesa CPAs, LLC, and from 2011 to 2025 he has worked for Augusta Gold Corp. as a consultant, (formerly, Bullfrog Gold Corp.), and was its Chief Financial Officer until October 2020. From May 2018 to September 2018, he was a financial reporting manager with Bowie Resources, LLC. From September 2014 to May 2018 Mr. Minnick acted as the Director of Finance and Administration of the Grand Junction Regional Airport Authority.

Executive Compensation

The table below sets forth, for the last two fiscal years, the compensation earned by our named executive officers consisting of our chief executive officer and chief financial officer. No other executive officer had annual compensation in excess of $100,000 during the last two fiscal years.

Summary Compensation Table

Name and				Stock	Option	Non-Equity	Deferred	All Other
Principal		Salary	Bonus	Awards	Awards	Incentive Plan	Compensation	Compensation	Total
Position	Year	($)	($)	($)(1)	($)(1)	Compensation	Earnings	($)	($)
Koby Kushner	2025	$0	$0	$0	$16,232	$0	$0	$99,237	$117,494
Chief Executive Officer (2)	2024	$0	$0	$0	$0	$0	$0	$0	$0
	2023	$0	$0	$0	$0	$0	$0	$0	$0

John C. Power	2025	$7,500	$0	$0	$0	$0	$0	$0	$7,500
Chief Executive Officer (3) (4)	2024	$30,000	$0	$0	$0	$0	$0	$0	$30,000
	2023	$30,000	$0	$0	$0	$0	$0	$7,500	$37,500

Tyler Minnick	2025	$0	$0	$0	$0	$0	$0	$50,760	$52,785
Chief Financial Officer (5)	2024	$0	$0	$4,000	$0	$0	$0	$36,810	$40,810
	2023	$0	$0	$0	$0	$0	$0	$28,033	$28,033

(1)	Represents the aggregate grant date fair value computed in accordance with FASB 123.
(2)	Mr. Kushner was appointed CEO on April 1, 2025. The Company engaged in a company wholly owned and controlled by the CEO (Brie) for executive services.
(3)	Mr. Power received a monthly fee of $2,500 for consulting services and resigned as CEO April 1, 2025.
(4)	Mr. Power received a $7,500 director fee in 2023.
(5)	Pursuant to a consulting agreement dated May 6, 2021, Tyler Minnick is paid an hourly fee of $90 in connection with his services as Chief Financial Officer.

6.C. Board Practices

The oversight of the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

6.C.1. Terms of Office.

Refer to Item 6.A.1.

6.C.2. Directors’ Service Contracts.

None.

6.C.3. Board of Director Committees.

The Audit Committee oversees the accounting and financial reporting processes of the Company and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company. The Committee reviews, on a continuous basis, any reports prepared by the Company's external auditors relating to the Company’s accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company’s external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders and the compensation of the auditors. The Audit Committee meets on an as needed basis.

6.D. Employees

The Company utilizes third party consultants and had no full-time employees on December 31, 2025 or during the 2025 fiscal year. We currently outsource to outside engineers, geologists and other third-party consultants on an as-needed basis.

6.E. Share Ownership

The table below indicates the ownership of outstanding shares of the Company held by each of our officers and directors as of April 1, 2026. Information relating to ownership of common shares by officers and directors is based upon information furnished by each person.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Ownership as a Percentage of Outstanding Common Shares

David Goodman (1)	697,373	1.9%

Koby Kushner (2)	326,330	0.9%

John C. Power (3)	1,409,721	3.9%

Brian Power (4)	220,462	0.6%

John Hiner (5)	146,161	0.4%

Tyler Minnick (6)	68,182	0.2%

All officers and directors as a group	2,868,229	7.8%

Carlton Precious, Inc (7)	5,195,859	14.5%
2526 Yale Court
Abbostford, BC V2S 8G9

Libra Lithium (8)	4,430,830	12.4%
Libra Energy Materials, Inc.
Suite 1900, 1040 W Georgia St.
Vancouver, BC V6E 4H3, Canada

John Gibbs (9)	4,670,892	12.9%
807 Wood N Creek
Ardmore, OK 73041

(1)	Includes 404,040 Common Shares, 91,313 vested stock options held directly and 202,020 share purchase warrants
(2)	Includes 153,872 Common Shares held directly, 91,313 vested stock options and 81,145 share purchase warrants.
(3)	Includes 1,278,509 Common Shares held directly, 91,313 vested stock options and 39,899 share purchase warrants.
(4)	Includes 129,149 Common Shares held directly and 91,313 vested stock options.
(5)	Includes 54,848 Common Shares, of which 40,404 are held directly and 14,444 indirectly through JE & MS Hiner Revocable Living Trust, of which Mr. Hiner exercises control and direction and 91,313 vested stock options held directly
(6)	Includes 42,929 Common Shares held directly and 25,253 vested stock options.
(7)	Includes 5,195,859 Common Shares held directly.
(8)	Includes 4,430,830 Common Shares held directly.
(9)	Includes 4,367,862 Common Shares, of which 3,787,196 are held directly, 50,505 indirectly through Redwood Microcap Fund Inc. and 571,212 indirectly through Tri Power Resources, Inc. (all of which Mr. Gibbs exercises control and direction), and 303,030 share purchase warrants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

7.A.1.a. Holdings by Major Shareholders

See “Item 6. Directors, Senior Management and Employees – E. Share Ownership”

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

None

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2 Share Ownership.

On April 1, 2026, the Company had 35,820,065 shares outstanding and approximately 1,012 shareholders.

7.A.3 Ownership or Control of the Company.

The Company is not, directly or indirectly, owned or controlled by another corporation, foreign government or natural or legal person, severally or jointly.

7.A.4. Change of Control of Company Arrangements.

There is no arrangement known to the Company which may, at a subsequent date, result in a change in control of the Company.

7.B. Related Party Transactions

Management and Consulting Fees

The Company was subject to a month-to-month management agreement with John Power requiring a monthly payment of $2,500 as consideration for the day-to-day management of Athena, $7,500, $30,000 and $30,000 was recorded as management fees and are included in general and administrative expenses in the accompanying consolidated statements of loss and comprehensive loss for the year ended December 31, 2025, 2024 and 2023, respectively. The management agreement was terminated after the March 31, 2025 payment with Mr. Power being replaced by Koby Kushner as CEO.

On April 25, 2025, the Company engaged in a company wholly owned and controlled by the CEO (Brie) for executive services of $16,700 (CAD$24,000) plus HST for April, May and June 2025 and $5,600 (CAD$8,000) plus HST each month thereafter. In the event of a change of control, Brie will be entitled to a cash payment of 12 times the monthly services fee and for every full year of services completed the change of control fee will increase by three months of services fee. The increase is capped at 18 months of compensation. Brie has been paid $100,654 (CAD$137,796) for services and expense reimbursement for the twelve months ended December 31, 2025.

On April 25, 2025, the Company engaged Nemo Resources Inc (Nemo) for exploration management services for $8,650 (CAD$12,000 plus HST) per month. If the agreement is terminated by the Company, Nemo will receive a cash payment of $64,900 (CAD$90,000). In the event of a change of control, Nemo will be entitled to a cash payment of no less than $144,300 (CAD$200,000). Benjamin Kuzmich is the VP of Exploration for Athena and is a director, employee, and controlling shareholder of Nemo. Andrew Jedemann is the Exploration Manager for Athena and is a shareholder and employee of Nemo. Koby Kushner is the CEO of Athena and is a director and controlling shareholder of Nemo. Nemo has been paid $107,355 (CAD$150,263) for services and expense reimbursement for the twelve months ended December 31, 2025.

The Company paid the Chief Financial Officer for consulting services $54,341, $36,810 and $28,033 for the years ended December 31, 2025, 2024 and 2023 respectively.

Director fees and share-based compensation

There were no cash payments for director fees for the years ended December 31, 2025 and 2024.

On June 12, 2025, the Company issued 202,020 options to officers and directors of the total 277,778 options issued on that date resulting in share-based compensation of $64,927 for the year ended December 31, 2025.

On June 7, 2024, the Company issued an aggregate of 60,606 common shares of the Company to two independent directors and the Chief Financial Officer of the Company as compensation for their services resulting in SBC expense of $24,000 for the year ended December 31, 2024.

All four members of the board each received $7,500 for the year ended December 31, 2023 for a total of $30,000.

Advanced deposits and accounts payable

In December 2023, the Company received an advanced deposit for investment into the January 2024 private placement from John Gibbs for $25,000 and from John Power for $21,000. In addition, John Power was due approximately $nil, $6,000 and $100,000 as of December 31, 2025, 2024 and 2023, respectively for expense reports and other advances made to the Company.

Note payable

On June 7, 2024, the Company executed a promissory note with John Power, for $100,000 at 6% with a January 2, 2026 maturity date. The promissory note was paid off in December 2025.

In January 2023, the Company executed a promissory note with John Gibbs for $25,000 at 6% that is payable on demand. The amount was converted into equity as part of the April 2023 private placement.

Common shares issued in private placements

As part of the private placement of units on June 30, 2025, Brie purchased 145,454 units in the offering.

As part of the private placement of units on December 4, 2025, Brie purchased 8,417 units in the offering.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Financial Statements and Other Financial Information

The financial statements, as required under Item 18, are included in that item. The audit report of Davidson & Company LLP is included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal years ended December 31, 2025, 2024 and 2023.

8.A.7. Legal/Arbitration Proceedings

The Company is not involved in any legal proceedings which subject it to any contingent liabilities.

8.A.8. Policy on Dividend Distributions

We have never declared or paid any cash dividends on our common shares nor do we anticipate paying any in the foreseeable future. Furthermore, we expect to retain any future earnings to finance our operations and expansion. The payment of cash dividends in the future will be at the discretion of our Board of Directors and will depend upon our earnings level, capital requirements, any restrictive loan covenants and other factors the Board considers relevant.

B. Significant Changes

Not Applicable

ITEM 9. THE OFFER AND LISTINGS DETAILS

A. Offer and Listing Details.

The Company’s common stock trades in the United States on the over-the-counter marketplace under the symbol AHNRF and the Canadian Securities Exchange under the symbol ATHA.

B. Plan of Distribution

Not applicable.

C. Markets

The Company’s common stock trades in the United States on the over-the-counter marketplace under the symbol AHNRF and the Canadian Securities Exchange under the symbol ATHA.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Athena was originally incorporated under the laws of the State of Delaware on December 23, 2003.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described elsewhere in this annual report.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or, subject to the following sentence, which affect the remittance of dividends or other payments to nonresident holders of Athena’s common shares. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to the 1980 Canada-United States Income Tax Convention. See “Item 10.E Taxation” for additional discussion on tax matters.

E. Taxation

NOTHING HEREIN SHOULD BE RELIED UPON OR INTERPRETED AS LEGAL OR TAX ADVICE AND EACH SHAREHOLDER SHOULD CONSULT WITH HIS OR HER OWN ATTORNEY, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY’S SECURITIES. THE DISCUSSION IS PRESENTED FOR INFORMATION PURPOSES ONLY AND IS INTENDED TO BE A DISCUSSION PRIMARILY OF THE CANADIAN AND UNITED STATES INCOME TAX CONSEQUENCES. EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS OR HER PROFESSIONAL TAX ADVISER WITH RESPECT TO ALL FEDERAL, PROVINCIAL, STATE AND LOCAL INCOME TAXES, GIFT, ESTATE AND OTHER TAX CONSEQUENCES IN THE UNITED STATES AND CANADA. THE TAX AND OTHER MATTERS DESCRIBED HEREIN DO NOT CONSTITUTE AND SHOULD NOT BE CONSIDERED AS LEGAL OR TAX ADVICE TO SHAREHOLDERS.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder, the current publicly announced administrative and assessing policies of the Canada Revenue Agency, and all specific proposals (the “Tax Proposals”) to amend the Income Tax Act and regulations announced by the Minister of Finance (Canada) prior to the date hereof. This discussion is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

The summary applies to beneficial owners of common shares who, for the purposes of the Income Tax Act, are residents of the United States and are not resident in Canada, and who hold common shares of Athena as capital property.

Dividends

The Income Tax Act provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as Athena) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend or deemed dividend.

Provisions in the Income Tax Act relating to dividend and deemed dividend payments to, and capital gains realized by non-residents of Canada who are residents of the United States are subject to the 1980 Canada-United States Income Tax Convention and the five subsequent protocols amending the Convention.

Article X of the 1980 Canada-United States Income Tax Convention provides that the rate of Canadian non-resident withholding tax on dividends or deemed dividends paid to a United States corporation that beneficially owns at least 10% of the voting shares of the corporation paying the dividend shall not exceed 5% of the dividend or deemed dividend, and in any other case, the rate of non-resident withholding tax shall not exceed 15% of the dividend or deemed dividend.

Disposition of Shares

The Income Tax Act provides that a non-resident person is subject to tax in Canada on the disposition of “taxable Canadian property.” Common shares of Athena are likely considered to be “taxable Canadian property” as defined in the Income Tax Act. Therefore, under the Income Tax Act, a non-resident would be subject to tax in Canada on the disposition of common shares of Athena. Article XIII of the 1980 Canada-United States Income Tax Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian corporation may not generally be taxed in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada.

Generally, certain filing and reporting obligations exist where a non-resident of Canada disposes of taxable Canadian property. In particular, the non-resident must make an application to the Canada Revenue Agency in advance of the disposition for the purpose of obtaining a certificate issued by the Canada Revenue Agency pursuant to section 116 of the Income Tax Act. If the non-resident fails to secure such certificate from the Canada Revenue Agency in advance of the disposition, the purchaser is required to withhold and remit to the Canada Revenue Agency 25% of the amount otherwise payable to the non-resident.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. In addition, this discussion does not cover any state, local or foreign tax consequences. The following is a discussion of United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of common shares of Athena who holds such shares as capital assets. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below that are excluded from the definition of a U.S. Holder.

U.S. Holder

As used herein, a “U.S. Holder” includes a holder of common shares of Athena who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any United States entity which is taxable as a corporation for United States tax purposes and any other person or entity whose ownership of common shares of Athena is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividends

Except as otherwise discussed below under “Passive Foreign Investment Company Considerations,” U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Athena are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that Athena has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income (but in the case of individuals, only if they itemize deductions). See “Foreign Tax Credit.” To the extent that distributions exceed current or accumulated earnings and profits of Athena, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares (which adjusted basis must therefore be reduced) and thereafter as a gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. Moreover, “qualified dividends” received by U.S. Holders who are individuals, during tax years beginning before January 1, 2009, from any “qualified foreign corporation” are subject to a preferential tax rate, provided such individual U.S. Holder meets a certain holding period requirement. A “qualified foreign corporation” is generally any corporation formed in a foreign jurisdiction which has a comprehensive income tax treaty with the United States or, if not, the dividend is paid with respect to stock that is readily tradable on an established United States market. However, a “qualified foreign corporation” excludes a foreign corporation that is a foreign personal holding company, a foreign investment company, or a passive foreign investment company for the year the dividend is paid or the previous year. Athena believes that it qualifies as a “qualified foreign corporation”. There are currently no preferential tax rates for a U.S. Holder that is a corporation.

In general, dividends paid on common shares of Athena will not be eligible for the same dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from Athena (unless Athena is a “foreign personal holding company” as defined in Section 552 of the Code, or a “passive foreign investment company” as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of Athena. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of Athena may be entitled, at the election of the U.S. Holder, to either a tax credit or a deduction for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income” and certain other classifications of income. In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of Athena may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by Athena under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares

Except as otherwise discussed below under “Passive Foreign Investment Company Considerations,” a gain or loss realized on a sale of common shares will generally be a capital gain or loss and will be long-term if the shareholder has a holding period of more than one year. The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his or its tax basis in the common shares. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Individual U.S. Holders may carryover unused capital losses to offset capital gains realized in subsequent years. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), any unused capital losses may only be carried back three and forward five years from the loss year to offset capital gains until such net capital losses are exhausted.

Foreign Personal Holding Company Considerations

Special rules apply to a U.S. Holder of a “foreign personal holding company” or “FPHC” as defined in Section 552 of the Code. Athena will not be classified as a FPHC for U.S. federal income tax purposes unless (i) five or fewer individuals who are U.S. citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of stock entitled to vote or the total value of Athena stock; and (ii) at least 60% (or 50% in certain cases) of Athena’s gross income consists of “foreign personal holding company income,” which generally includes passive income such as dividends, interest, gains from the sale or exchange of stock or securities, certain rents, and royalties. Athena believes that it is not a FPHC; however, no assurance can be provided that Athena will not be classified as a FPHC in the future.

Passive Foreign Investment Company Considerations

If Athena is a “passive foreign investment company” or “PFIC” as defined in Section 1297 of the Code, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is “passive income”, which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if Athena elects, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The rules applicable to a FPHC take priority over the rules applicable to a PFIC, so that amounts includable in gross income under the FPHC rules will not be taxable again under the PFIC rules. Athena does not believe that it will be a PFIC for the current fiscal year or for future years. Whether Athena is a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of Athena’s income and assets, including cash. U.S. Holders should be aware, however, that if Athena becomes a PFIC, it may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat Athena as a “qualified electing fund” for purposes of one of the two alternative tax regimes applicable to a PFIC. U.S. Holders or potential shareholders should consult their own tax advisor concerning the impact of these rules on their investment in Athena.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically; we are required to file annually a Form 20-F Annual Report no later than four months after the close of each fiscal year which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The Company’s documents on display are available with the U.S. Securities and Exchange Commission EDGAR website at www.sec.gov.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the potential risk of loss in the future earnings of Athena due to adverse changes in financial markets. Athena is exposed to market risk from changes in its common share price, foreign exchange rates and interest rates. Inflation has not had a significant impact on Athena’s results of operations.

Foreign Currency Sensitivity

While our financial statements are reported in US dollars, a significant portion of our business operations may be conducted in Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.

Interest Rate Sensitivity

The Company currently has no significant long-term or short-term debt requiring interest payments. Thus, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

The Company’s interest earning investments are primarily short-term, or can be held to maturity, and thus, any reductions in carrying values due to future interest rate declines are believed to be immaterial. However, as the Company has a cash or near-cash position, which is invested in such instruments, reductions in interest rates will reduce the interest income from these investments.

ITEM 12. DESCRIPTION ON SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives.

Our management, with the participation of our CEO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Report. Based upon this evaluation, our CEO concluded that our disclosure controls and procedures were not effective because of the identification of a material weakness in our internal control over financial reporting which is described below.

Management’s Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of the financial statements for external purposes.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013). Based on this evaluation, management concluded that that our internal control over financial reporting was not effective as of December 31, 2025. Our CEO concluded we have a material weakness due to lack of segregation of duties, a limited corporate governance structure, and a lack of a formal management review process over preparation of financial information. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Our size has prevented us from being able to employ sufficient resources to enable us to have an adequate level of supervision and segregation of duties within our system of internal control. Therefore, while there are some compensating controls in place, it is difficult to ensure effective segregation of accounting and financial reporting duties. Management reported the following material weaknesses:

•	Lack of segregation of duties in certain accounting and financial reporting processes including the initiation, processing, recording and approval of disbursements;

•	Our corporate governance responsibilities are performed by the Board of Directors, none of whom are independent under applicable standards; we do not have an independent audit committee or compensation committee. Our Board of Directors acts primarily by written consent without meetings which results in several of our corporate governance functions not being performed concurrent (or timely) with the underlying transactions, including evaluation of the application of accounting principles and disclosures relating to those transactions; and

•	Certain reports that we prepare and accounting and reporting conclusions reached in connection with the financial statement preparation process are not subjected to a formal review process that includes multiple levels of review, and are not submitted timely to the Board of Directors for review or approval.

While we strive to segregate duties as much as practicable, there is an insufficient volume of transactions at this point in time to justify additional full-time staff. We believe that this is typical in many exploration stage companies. We may not be able to fully remediate the material weakness until we commence mining operations at which time, we would expect to hire more staff. We will continue to monitor and assess the costs and benefits of additional staffing.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the SEC rules that permit us to provide only management’s report in this Annual Report.

Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to permanent rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Controls over Financial Reporting

As of December 31, 2025, management assessed the effectiveness of our internal control over financial reporting, and based on that evaluation, they concluded that through December 31, 2025 and to date, the internal controls and procedures were effective. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure of controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Form 20-F for the twelve months ended December 31, 2025, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects. We are committed to improving our financial organization. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

ITEM 16A. AUDIT COMMITTEE

The Board of Directors is empowered to appoint an Audit Committee for the Corporation. The Audit Committee members are not considered independent as specified in the National Instrument 52-110. We believe that the Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

ITEM 16B. CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. For purposes of this Item, the term Code of Ethics means written standards that are reasonably designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely, and understandable disclosure in reports and documents that the issuer files with, or submits to, the Commission and in other public communications made by the issuer;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of violations of the code to the board of directors or another appropriate person or persons identified in the code; and

•	accountability for adherence to the code.

There have been no amendments to the Code of Ethics and no waivers of any of its provisions during the year ended December 31, 2024.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees billed for each of the last three fiscal years for professional services rendered by the Company’s audit firm for various services (including an estimate of year-end audit fees) are set forth below:

	2025	2024	2023
	$	$	$
Audit Fees	71,851	80,655	62,610
Audit Related Fees	–	–	–
Tax Fees	–	–	3,605
All Other Fees	–	–	5,635
Total Fees	71,851	80,655	71,850

The audit committee approves all audit services provided by the independent auditors as described above, including audit services and other services as described above, other than those for de minimis services. The Audit Committee of the Board of Directors on an annual basis reviews audit and non-audit services performed by the independent auditors. All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any “affiliated purchasers” as defined in Rule 10b-18(a)(3) under the Exchange Act purchased any shares of the Company.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE HEALTH AND SAFETY, CONFLICT MINERALS AND GOVERNMENT PAYMENTS

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

The Company is not identified as a “Commission-Identified Issuer” under the Holding Foreign Companies Accountable Act (the “HFCAA”) for the fiscal year ended December 31, 2025.

The Company’s auditor is subject to inspection by the Public Company Accounting Oversight Board (“PCAOB”) and, as a result, the Company is not subject to the requirements of Item 16I of Form 20-F.

Accordingly, the disclosures required under Item 16I are not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company is committed to maintaining the highest ethical standards in all aspects of its operations, including compliance with insider trading regulations. While no formal policy is in place, we remain committed to maintaining the highest ethical standards to mitigate the risk of unlawful insider trading.

ITEM 16K. CYBERSECURITY

The identification, detection, prevention and remediation of known or potential IT security vulnerabilities, including those arising from third-party hackers, hardware or software, is extremely costly and time consuming. The Company does not have the manpower, expertise or financial resources to effectively identify, detect, prevent or remediate cybersecurity risks. No assurance or guarantee whatsoever can be given that the Company will not be damaged by the exploitation of its cybersecurity vulnerabilities.

During the year ended, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, we may not be aware of all vulnerabilities or might not accurately assess the risks of incidents, and such preventative measures cannot provide absolute security and may not be sufficient in all circumstances or mitigate all potential risks.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has provided financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Athena, and its operating entities are included at the end of this annual report.

ATHENA GOLD CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Athena Gold Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Athena Gold Corp. (the “Company”) as of December 31, 2025, 2024, and 2023 and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2025, 2024, and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, 2024, and 2023, and the results of its operations and its cash flows for the years ended December 31, 2025, 2024, and 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a working capital of approximately $4,200,000. The ability of the Company to meet its obligations and continue operations is dependent on its ability to obtain additional debt or equity financing. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. Management plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2023.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants	Vancouver, Canada

April 10, 2026

ATHENA GOLD CORPORATION

Consolidated Statements of Financial Position

(Expressed in US dollars)

	Notes	12/31/25	12/31/2024 (restated – Note 2)	12/31/23 (restated – Note 2)
Assets

Current assets
Cash and cash equivalents		$2,068,694	$242,082	$2,808
Prepaid expenses		580,562	115,561	45,647
Investment in securities		2,936,565	376,323	–
Total current assets		5,585,821	733,966	48,455

Other assets
Prepaid expenses		–	17,380	–
Investment in securities		–	–	496,400
Mineral rights	5	4,089,714	6,241,114	6,196,114
Total other assets		4,089,714	6,258,494	6,692,514

Total assets		$9,675,535	$6,992,460	$6,740,969

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable	9	$37,080	$138,071	$245,195
Advanced deposits		–	–	46,000
Warrant liability	6	1,334,889	596,514	131,962
Total current liabilities		1,371,969	734,585	423,157

Non current liabilities
Note payable and accrued interest - related party	9	–	103,419	–
Total non current liabilities		–	103,419	–

Total liabilities		1,371,969	838,004	423,157

Shareholders’ equity
Share capital	7,9	19,536,734	17,440,240	16,991,633
Reserves		628,614	440,784	416,229
Deficit		(11,861,782)	(11,726,568)	(11,090,050)

Total shareholders’ equity		8,303,566	6,154,456	6,317,812

Total liabilities and shareholders’ equity		$9,675,535	$6,992,460	$6,740,969

Commitments and contingencies (Note 8)

Subsequent events (Note 14)

Approved by the Board on April 10, 2026:

“John Power” , Director	“Koby Kushner” , CEO & Director

The accompanying notes are an integral part of these consolidated financial statements.

ATHENA GOLD CORPORATION

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

		Twelve Months Ended
	Notes	12/31/25	12/31/24	12/31/23

Operating expenses
Exploration, evaluation and project expenses	5	$574,136	$186,764	$351,132
General and administrative expenses	7(c), 9	742,177	425,353	432,460
Total operating expenses		1,316,313	612,117	783,592

Net operating loss		(1,316,313)	(612,117)	(783,592)

Other income		34,897	–	–
Interest expense		(6,345)	(3,419)	2,598
Realized loss on investment		(31,825)	(12,452)	–
Unrealized gain (loss) on investment		997,633	(36,384)	–
Revaluation of warrant liability		186,739	27,854	1,393,742
Loss and comprehensive loss		$(135,214)	$(636,518)	$612,748

Weighted average common shares outstanding – basic		24,508,363	17,757,530	14,459,929

Weighted average common shares outstanding – diluted		24,786,141	17,757,530	14,459,929

Loss per common share – basic		$(0.01)	$(0.04)	$0.04

Income per common share – diluted		$(0.01)	$(0.04)	$0.04

The accompanying notes are an integral part of these consolidated financial statements.

ATHENA GOLD CORPORATION

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in US dollars except shares)

	Share Capital		Reserves
	Shares	Share Capital	Options and warrants	Deficit	Total

December 31, 2022	13,746,606	$16,276,957	$389,255	$(11,702,798)	$4,963,414
Private placement, net	1,464,646	744,160	–	–	744,160
Warrant liability	–	(525,884)	–	–	(525,884)
Stock based compensation	–	–	26,974	–	26,974
Common stock issued for investment in securities	1,671,381	496,400	–	–	496,400
Net income	–	–	–	612,748	612,748
December 31, 2023	16,882,633	$16,991,633	$416,229	$(11,090,050)	$6,317,812

Private placement, net	2,634,343	$904,761	$–	$–	$904,761
Warrant and option liability	–	(492,405)	–	–	(492,405)
Shares issued to settle debt	99,552	36,251	–	–	36,251
Stock based compensation	60,606	–	24,555	–	24,555
Net loss	–	–	–	(636,518)	(636,518)
December 31, 2024	19,677,134	$17,440,240	$440,784	$(11,726,568)	$6,154,456

Private placement, net	7,086,012	$2,888,013	$98,553	$–	$2,986,566
Shares issued for services	223,963	79,860	–	–	79,860
Nova shares reissued	4,430,830	–	–	–	–
Shares issued for mineral property	50,505	18,135	–	–	18,135
Shares issued for debt	99,091	35,601	–	–	35,601
Warrant liability	–	(925,115)	–	–	(925,115)
Stock based compensation	–	–	89,277	–	89,277
Net loss	–	–	–	(135,214)	(135,214)
December 31, 2025	31,567,535	$19,536,734	$628,614	$(11,861,782)	$8,303,566

The accompanying notes are an integral part of these consolidated financial statements.

ATHENA GOLD CORPORATION

Consolidated Statements of Cash Flows

(Expressed in US dollars)

	Twelve Months Ended
	12/31/25	12/31/24	12/31/23

Cash flows from operating activities
Net income (loss)	$(135,214)	$(636,518)	$612,748
Adjustments to reconcile net loss to net cash used in operating activities
Revaluation of warrant liability	(186,739)	(27,854)	(1,393,742)
Realized loss on investments	31,825	12,452	–
Unrealized (gain) loss on investments	(997,633)	36,384	–
Interest expense	4,692	–	–
Share based compensation	89,277	24,555	26,974
Change in operating assets and liabilities:
Prepaid expense	(447,621)	(87,294)	(13,447)
Accounts payable and accrued liabilities	(59,391)	24,672	756
Accounts payable - related party	(6,000)	(12,447)	70,494
Net cash used in operating activities	(1,706,804)	(666,050)	(696,217)

Cash flows from investing activities
Purchase of mineral properties	(18,100)	(45,000)	–
Purchase of investments	501,455	71,241	–
Proceeds from sale of investments	(36,369)	–	–
Proceeds from sale of rights to mineral property	128,115	–	–
Net cash used in investing activities	575,101	26,241	–

Cash flows from financing activities
Loan from related parties	(108,111)	20,322	25,000
Deposits for future private placement	–	(46,000)	46,000
Payments on notes payable	–	–	(106,210)
Proceeds from private placement of stock, net	3,066,426	904,761	719,160
Net cash provided by financing activities	2,958,315	879,083	683,950

Net increase (decrease) in cash	1,826,612	239,274	(12,267)

Cash, beginning of period	242,082	2,808	15,075

Cash, end of period	$2,068,694	$242,082	$2,808

Cash	$244,694	$242,082	$2,808
Cash equivalents	1,824,000	–	–
Cash and cash equivalents, end of year	$2,068,694	$242,082	$2,808

Noncash investing and financing activities
Stock issued to pay off debt	35,601	36,251	25,000
Common stock issued for mineral property	18,135	–	–
Broker warrants issued	98,553	–	7,954
Warrant and option liability recognition	925,115	492,405	525,884
Common stock received from sale of rights to mineral property	2,059,520	–	–
Shares issued for services	79,860	–	–
Common stock issued for investment in securities	–	–	496,400

The accompanying notes are an integral part of these consolidated financial statements.

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

NOTE 1 – NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Nature of Operations and Going Concern

Athena Gold Corporation (“we,” “our,” “us,” or “Athena” or “the Company”) was incorporated in Delaware on December 23, 2003. On October 31, 2024, the board of directors determined that it would be in the best interest of the Company to change the corporate jurisdiction from the State of Delaware to the Province of British Columbia, Canada by means of a process called a “merger” under the Delaware General Corporation Law and a “continuation” followed by an amalgamation under the Business Corporations Act (British Columbia). On March 27, 2025, the shareholders of the Company approved the re-domestication of the Company in the Province of British Columbia, Canada by merger into a British Columbia corporation. On April 15, 2025 the amalgamation occurred between Athena and Nova Athena and concurrently Nova Athena changed its name to Athena. The Company’s head office is at Suite 204, 1497 Martin St, White Rock, British Columbia, Canada V4B3W8.

The Company is listed on the Canadian Securities Exchange (“CSE”) trading under the symbol “ATHA” and is co-listed on the United States (“US”) OTCQB trading under the symbol “AHNRF”. After the shareholders’ approval of the re-domestication, the Company became a foreign private issuer as it is incorporated outside of the United States. The Company will file an annual Form 20-F instead of a Form 10-K, and quarterly Form 6-K instead of a 10-Q. Additionally, the Company will report financial statements in accordance with IFRS Accounting Standards.

The Company is engaged in the acquisition and exploration of mineral resources. The Company’s properties do not have any confirmed reserves. The Company plans to conduct exploration programs on these properties with the objective of ascertaining whether any of its properties contain economic concentrations of precious and base metals that are prospective for mining.

Since the formation of the Company, it has not generated any revenue. As an early-stage company, the Company is subject to all the risks inherent in the initial organization, financing, expenditures, complications and delays inherent in a new business. Our business is dependent upon the implementation of our business plan. There can be no assurance that our efforts will be successful or that we will ultimately be able to generate revenue or attain profitability.

Natural resource exploration, and exploring for gold, is a business that by its nature is very speculative. There is a strong possibility that we will not discover gold or any other mineralization which can be mined or extracted at a profit. Even if we do discover gold or other deposits, the deposit may not be of the quality or size necessary for us or a potential purchaser of the property to make a profit from mining it. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected geological formations, geological formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment or labor are just some of the many risks involved in mineral exploration programs and the subsequent development of gold deposits.

The Company business is exploring for gold and other minerals. If the Company discovers commercially exploitable gold or other deposits, revenue from such discoveries will not be generated unless the gold or other minerals are mined.

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

Mining operations in the United States are subject to many different federal, state, and local laws and regulations, including stringent environmental, health and safety laws. In the event operational responsibility is assumed for mining our properties, the Company may be unable to comply with current or future laws and regulations, which can change at any time. Changes to these laws may adversely affect any of the Company potential mining operations. Moreover, compliance with such laws may cause substantial delays and require capital outlays greater than those the Company anticipates, adversely affecting any potential mining operations. Future mining operations, if any, may also be subject to liability for pollution or other environmental damage. The Company may choose not to be insured against this risk because of high insurance costs or other reasons.

As of December 31, 2025, we had $2,068,694 of cash and a working capital of approximately $4,200,000. A major component of the working capital consists of shareholder investments of three publicly traded companies: Carlton Precious Inc (CPI), Bravada Gold Corporation (Bravada) and Mammoth Minerals Limited (Mammoth).

The ability of the Company to meet its obligations and continue operations is dependent on its ability to obtain additional debt or equity financing. These material uncertainties may cast a significant doubt about the Company’s ability to continue as a going concern. There can be no assurance that the Company will be able to raise capital on terms advantageous to the Company, or at all.

NOTE 2 – BASIS OF PREPARATION

a) Statement of compliance

These financial statements were approved by the Company’s Board of Directors and authorized for issuance on April 10, 2026.

These financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

b) Basis of presentation

These consolidated financial statements have been prepared on the going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value as described herein. In addition, the financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c) Presentation and functional currency

These consolidated financial statements are presented in U.S. dollars (“USD”), which is also the functional currency of the Company and its subsidiary. As such, the Company is exposed to currency risk from financial assets and liabilities denominated in Canadian dollars and Australian dollars. References to Canadian dollars are to ‘CAD’, Australian dollars are to ‘AUD’.

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

d) Basis of consolidation

The consolidated financial statements include the accounts of Athena Gold Corp. and its wholly owned subsidiary, Nubian Resources USA (“Nubian USA”). All significant inter-entity balances and transactions have been eliminated in consolidation. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement in the entity and can affect those returns through its power to direct the relevant activities of the entity. Subsidiaries are included in the consolidated financial results of the Company from the date of acquisition up to the date of disposition or loss of control.

e) Initial adoption of IFRS Accounting Standards

These financial statements are the first that the Company has prepared in accordance with IFRS Accounting Standards. For periods up to and including the three months ended March 31, 2025, the Company prepared its financial statements in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

The Company has prepared the financial statements in compliance with IFRS Accounting Standards as of June 30, 2025 as described in the material accounting policies in Note 3. In accordance with IFRS 1, the Company has presented three statements of financial position in these financial statements. To comply with its requirements as a foreign private issuer, the Company must present three years of data in its consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 (the “annual financial statements”). Accordingly, the preparation of the annual financial statements requires the Company to present opening equity balances from January 1, 2023 and as such the Company’s date of transition to IFRS is January 1, 2023.

This note explains the adjustments made by the Company in restating its US GAAP financial statements, from the transition date of January 1, 2023 and the effects on statement of financial position for the years ended December 31, 2024 and 2023.

In prior periods, a portion of the warrant liability had been presented as non-current based on guidance consistent with US GAAP, under which liabilities may be classified as non-current when settlement is not expected within one year. The Company determined that this presentation was not consistent with IFRS requirements and has restated the comparative statements of financial position as of December 31, 2023 and December 31, 2024 to reclassify the warrant liability from non-current to current.

This reclassification affected presentation only and had no impact on total liabilities, shareholders’ equity, net loss, or cash flows. The restatement relates solely to the reclassification of the warrant liability between current and non-current liabilities.

	As previously reported	Adjustment	Restated
	$	$	$
December 31, 2023 – Current warrant liability	29,151	102,811	131,962
December 31, 2023 – Non-current warrant liability	102,811	(102,811)	–
December 31, 2024 – Current warrant liability	251,549	344,965	596,514
December 31, 2024 – Non-current warrant liability	344,965	(344,965)	–

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

NOTE 3 – MATERIAL ACCOUNTING POLICY INFORMATION

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents. The Company places its cash with high credit quality financial institutions in the United States and Canada. On December 31, 2025, the Company’s cash balance was $2,068,694. To reduce its risk associated with the failure of such financial institution, the Company will evaluate, as needed, the rating of the financial institution in which it holds deposits.

Foreign Currency Translation

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. The Company has not entered any contracts to manage foreign exchange risk. The Company does not consider the currency risk to be material to the future operations of the Company and, as such, does not have a program to manage currency risk.

Transactions in foreign currencies are recorded in the functional currency at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rates. Non-monetary items are translated at the exchange rates in effect on the date of the transactions. Foreign exchange gains and losses arising from translation are presented in the consolidated statements of loss and comprehensive loss.

Mineral Property Acquisition and Exploration Costs

Mineral property exploration costs are expensed as incurred until economic reserves are quantified. To date, the Company has not established any proven or probable reserves on its exploration and evaluation assets. Costs of lease, exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. The Company has chosen to expense all mineral exploration costs as incurred given that it is still in the exploration stage. Once the Company has identified proven and probable reserves in its investigation of its properties and upon development of a plan for operating a mine, it will enter the development stage and capitalize future costs until production is established. When a property reaches the production stage, the related capitalized costs will be amortized over the estimated life of the probable-proven reserves. When the Company has capitalized exploration and evaluation assets, these properties will be periodically assessed for impairment of value and any diminution in value. To date, the Company has not established the commercial feasibility of any exploration prospects; therefore, all exploration costs are being expensed. Costs of mineral property acquisitions are being capitalized.

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

Financial Instruments

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Financial assets at amortized cost are measured at amortized cost using the effective interest method. Financial assets are measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. The classification determines the method by which the financial assets are carried on the consolidated statement of financial position subsequent to inception and how changes in value are recorded.

Financial assets are classified as current assets or non-current assets based on their maturity date. Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. On derecognition, the difference between the carrying amount measured at the date of derecognition and the consideration received is recognized in profit or loss.

The Company has no financial assets measured at FVOCI. The Company’s financial assets classified and measured at amortized cost consist of cash and cash equivalents and deposits. The Company’s financial assets classified as FVTPL consist of investment in securities.

The Company has the following investments in equity instruments:

	2025			2024			2023
	Number of shares	Cost	Fair value	Number of shares	Cost	Fair value	Number of shares	Cost	Fair value
		$	$		$	$		$	$
Carlton Precious Inc	6,755,334	335,335	689,808	8,330,334	413,518	376,323	10,000,000	496,400	496,400
Mammoth Minerals Limited	28,525,000	1,835,869	2,197,199	–	–	–	–	–	–
Bravada Gold Corporation	1,235,000	35,905	49,558	–	–	–	–	–	–
Total	36,515,334	2,207,109	2,936,565	8,330,334	413,518	376,323	10,000,000	496,400	496,400

On February 26, 2026, Bravada announced a consolidation of the their outstanding common shares on the basis of eight pre-consolidation common shares for one post-consolidation common share.

Financial liabilities

Financial liabilities are classified as subsequently measured at amortized cost, unless designated FVTPL. Financial liabilities measured at amortized cost are measured using the effective interest method. The classification determines the method by which the financial liabilities are carried on the consolidated statement of financial position subsequent to inception and how changes in value are recorded.

Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled, or they expire. The Company’s financial liabilities classified and measured at amortized cost consist of accounts payable and accrued liabilities and the Company’s financial liabilities measured at FVTPL consist of warrant and option liability.

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

Income Taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the country where the Company operates and generates taxable income.

Deferred tax

Deferred taxes are recognized in respect of temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. The Company has not recognized any deferred tax assets for the years presented.

Impairment of Non-financial Assets

The carrying amount of the Company’s assets is reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of any impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous periods.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

Share-Based Compensation

The Company adopts a stock option plan in which the Company grants stock options to directors, employees, and consultants as compensation for service provided. The fair value of the options at the date of grant is charged to share-based management and consulting fees over the vesting period, with the offset recorded to reserve. The amount recognized as share-based management and consulting fees is adjusted to reflect the number of awards for which the related service conditions are expected to be met such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service conditions at the vesting date. When an optionee ceases to meet service conditions, the options granted are forfeited and the cumulative expense recognized to the date of termination is reversed. Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is charged through profit or loss over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of the Black Scholes valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

All equity-settled share-based payments are reflected in reserve for share-based payments, until exercised. Upon exercise, shares are issued from the treasury and the amount reflected in reserve for share-based payments is credited to share capital, adjusted for any consideration paid. Upon expiry, the fair value of unexercised options is retained in the reserve.

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares and stock options are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are recognized as a deduction from equity, net of tax. Equity instruments issued to agents as financing costs are measured at their fair value at the date the services were provided.

Valuation of equity units issued in private placements.

The Company allocates the proceeds received from the issuance of units between common shares and share purchase warrants using the residual method. Under this method, the fair value of the warrants is determined first using the Black-Scholes option pricing model (“BSM”) at the date of issuance. The remaining proceeds are then allocated to common shares as the residual amount.

The residual value attributed to the common shares is recorded in share capital. Upon exercise of warrants, the carrying value of the warrants is reclassified to share capital together with the proceeds received on exercise.

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

Share purchase warrants

Share purchase warrants that are not classified as share-based payments are classified as a derivative liability under the principles of IFRS 9 Financial Instruments. As the exercise price of the share purchase warrant is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the share purchase warrants are considered a derivative liability in accordance with IAS 32 Financial Instruments: Presentation as a variable amount of cash in the Company’s functional currency will be received upon exercise.

These types of share purchase warrants are recognized at fair value using the Black-Scholes option pricing model. Share purchase warrants are initially recorded as a liability at fair value with any subsequent changes in fair value recognized in the consolidated statement of loss and comprehensive loss.

Upon exercise of the share purchase warrants with exercise prices in a currency other than the Company’s functional currency, the share purchase warrants are revalued at the date of exercise with any gain or loss being charged to the consolidated statement of loss and comprehensive loss, and the total fair value of the exercised share purchase warrants is reallocated to equity. The proceeds generated from the payment of the exercise price are also allocated to equity.

Investment in securities

We have concluded that the Company does not have the ability to exercise significant influence over operating and financial policies of its investee. The Company’s investment in securities is measured at fair value through profit or loss.

Earnings (Loss) per Common Share

Basic earnings (loss) per share is calculated by dividing the net income (loss) available to common shareholders by the weighted average number of shares issued and outstanding during the year. For all periods presented, the net income (loss) available to common shareholders equals the reported income (loss). Diluted earnings (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, when a loss is incurred during the year, diluted and basic loss per share are the same because the effect on loss per share of potential issuance of shares under options and warrants would be anti-dilutive.

Related party transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company’s operating segments are components of the Company’s business for which discrete financial information is available and which are reviewed regularly by the Company’s Chief Executive Officer, who has been designated as the Chief Operating Decision Maker, to make decisions about resources to be allocated to the segment and assess its performance.

Asset retirement obligation

The Company recognizes statutory, contractual or other legal obligations related to the retirement of its exploration and evaluation assets and its tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at the net present value of estimated future cash flows and the resulting costs are expensed to the statement of loss and comprehensive loss. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows.

IFRS Accounting Standards pronouncements not yet adopted

The following pronouncements have been issued but are not yet effective:

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it may change what an entity reports as its ‘operating profit or loss’. Key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The Company is currently assessing the effects of IFRS 18 on the financial statements. It is expected to significantly impact certain presentation and disclosures.

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the ’solely payments of principal and interest’ criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. The Company expects no impact from the amendments.

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

NOTE 4 – CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s financial statements and applying its accounting policies requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, the accompanying disclosures, as well as the disclosure of contingent liabilities. Uncertainty about these judgments, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods as revisions to accounting estimates are recognized prospectively.

The judgements, key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

Share-based compensation

The fair value of share-based compensation in stock options is calculated using the Black-Scholes model. The main assumptions used in the model include the estimated life of the option, the expected volatility of the Company’s share price, and the risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s-length transaction.

Impairment of exploration and evaluation assets

Management applies significant judgment in its assessment of exploration and evaluation assets and whether there are any indications of impairment. The Company considers both internal and external sources of information when making the impairment assessment. External sources of information considered are changes in the Company’s economic, legal and regulatory environment, which it does not control, but affects the recoverability of its mining assets. Internal sources of information the Company considers include the manner in which mining properties are expected to be used and indications of economic performance.

Warrant and option liability

The fair value of the warrant and option liability is calculated using the Black-Scholes model. The main assumptions used in the model include the estimated life of the warrant and option, the expected volatility of the Company’s share price, and the risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the warrant or option could receive in an arm’s-length transaction.

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

NOTE 5 – EXPLORATION AND EVALUATION ASSETS

Excelsior Springs

During the year ended December 31, 2021, the Company acquired 100% of Nubian USA from Carlton Precious Inc. (formerly Nubian Resources Ltd.) (the “Seller”). Nubian USA holds full ownership of the mining claims comprising the Excelsior Springs Prospect (the “Property”) located in Esmerelda County, Nevada.

The Seller retained a 1% Net Smelter Returns Royalty on the claims it sold to the Company. One-half (0.5%) of the NSR Royalty may be purchased by the Company for CAD $500,000 payable to the Seller. An additional one-half (0.5%) of the NSR Royalty may be purchased by the Company at fair market value.

On June 9, 2022, the Company entered into an agreement to purchase an undivided 100% interest in the Fortunatus and Prout patented lode mining claims in Esmeralda County, Nevada as part of the Excelsior Springs Project for consideration of $185,000. The Agreement was completed in July 2022.

On June 1, 2024, the Company entered into an Asset Purchase Agreement with Silver Reserve Corp. to acquire a 100% interest in 11 unpatented Bureau of Land Management (BLM) claims covering approximately 220 acres known as the Blue Dick Mine and related mineral claims, together with certain technical data relating to the mining claims. Total consideration paid was $45,000 and a 3% NSR.

On May 28, 2025, the Company entered into an option agreement with Mammoth granting Mammoth the exclusive right (Option) to be able to earn an 80% undivided interest in the Excelsior Springs project. In consideration of the Option, Mammoth has paid Athena $128,115 (AUD$200,000) in cash and issued 32,000,000 ordinary shares in the capital of Mammoth with a fair market value of $2,059,520. This resulted in reduction in the carrying amount of mineral rights of $2,187,635. Mammoth is also required to incur not less than USD$5,000,000 in exploration expenditures over a five-year term, commencing from the Exercise Date. If Mammoth successfully earns its 80% interest, the parties will form a joint venture partnership that provides Athena Gold with a 20% free-carried interest until a Definitive Feasibility Study is published.

Oneman Lake and Laird Lake Projects

Effective October 1, 2024, Athena entered into a definitive agreement to acquire two early exploration stage projects located in Ontario Canada under the following terms:

Pursuant to the Definitive Agreement, Athena acquired up to a 100% interest in two mining properties, consisting of 218 mining claims covering approximately 4,736 hectares (the “Properties”). The Properties are comprised of two projects: one known as the Oneman Lake Project located near Kenora, Ontario and the other known as the Laird Lake Project in Red Lake, Ontario. Pursuant to an option agreement dated August 19, 2024, with Bounty Gold Corp. (“Bounty Gold”), The Properties were acquired from Libra Lithium Corp. which earned 100% ownership of the Oneman Lake Project and had the exclusive option to acquire the Laird Lake Project (the “Option”) subject to certain terms and conditions. Bounty Gold has consented to the transfer of the Properties from Libra Lithium Corp. to Athena Gold.

All parties to this transaction are considered arm’s length by management.

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As consideration of the Properties, Athena issued 4,430,830 common shares in the capital of Athena Gold’s wholly owned subsidiary, Nova Athena Gold Corp. to Libra, at a value of $Nil. The value of the transaction was determined by reference to the fair value of Nova’s common shares; these shares do not trade publicly and therefore were determined based on Level 3 inputs.

Athena Gold has assumed all obligations of the Option to Bounty Gold to acquire the Laird Lake Project in consideration of the following cash payments and share issuances over the course of five years (which may be accelerated at Athena Gold’s option):

a.	payment of CAD $50,000 in cash on or before August 19, 2025, of which up to 50% of such payment may be made in the form of common shares in the capital of Athena Gold;
b.	payment of CAD $50,000 in cash on or before the August 19, 2026, of which up to 50% of such payment may be made in the form of common shares in the capital of Athena Gold;
c.	payment of CAD $50,000 in cash on or before August 19, 2027, of which up to 50% of such payment may be made in the form of common shares in the capital of Athena Gold;
d.	payment of CAD $50,000 in cash on or before August 19, 2028, of which up to 50% of such payment may be made in the form of common shares in the capital of Athena Gold; and
e.	payment of CAD $1,000,000 in cash on or before August 19, 2029, or alternatively

i.	payment of 75% in cash and the issuance of common shares in the capital of Athena Gold equal to 25% of the payment, for a total payment of CAD $1,250,000;
ii.	payment of 50% in cash and the issuance of common shares in the capital of Athena Gold equal to 50% of the payment, for a total payment of CAD $1,500,000; or
iii.	payment of 25% in cash and the issuance of common shares in the capital of Athena Gold equal to 75% of the payment, for a total payment of CAD $1,750,000.

In the event that Athena Gold pays any of the payments to Bounty Gold in the form of both cash and common shares, the price per share will be determined with the number of shares being based on a per share deemed issue price equal to the 30-day VWAP of the shares for the period of any 20 consecutive trading days on the Canadian Securities Exchange ending on the date that is three business days prior to the date of issuance of the additional common shares.

Upon completion of the above obligations by Athena Gold, Bounty Gold will retain a 2% NSR on the Properties, of which 1% may be purchased by Athena Gold for CAD $1,000,000 at any time.

On August 19, 2025 the Company made a cash payment of $18,100 (CAD $25,000) and issued 50,505 common shares (Note 7(b)) with a fair value of $18,135 (CAD$25,000) in consideration of the first option payment.

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

	Excelsior Springs	Laird & Oneman	Total
Cost
As of December 31, 2022	$6,196,114	$–	$6,196,114
Disposals	–	–	–
Additions	–	–	–
As of December 31, 2023	6,196,114	–	6,196,114
Disposals	–	–	–
Additions	45,000	–	45,000
As of December 31, 2024	6,241,114	–	6,241,114
Disposals	(2,187,635)	–	(2,187,635)
Additions	–	36,235	36,235
As of December 31, 2025	$4,053,479	$36,235	$4,089,714

Exploration and Evaluation Expenditures

Exploration and evaluation expenditures for the years ended December 31, 2025, 2024 and 2023:

	Excelsior Springs			Laird & Oneman			Total
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Drilling	$–	$–	$106,444	$–	$–	$–	$–	$–	$106,444
Geological consulting	66,998	135,239	155,741	377,555	–	–	444,553	135,239	155,741
Assays and sampling	–	–	42,831	102,128	–	–	102,128	–	42,831
Camp costs	9,721	–	–	17,285	–	–	27,006	–	–
License fees	449	51,525	46,116	–	–	–	449	51,525	46,116

Total	$77,168	$186,764	$351,132	$496,968	$–	$–	$574,136	$186,764	$351,132

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

NOTE 6 – WARRANT AND OPTION LIABILITY

The Company has issued warrants which have an exercise price denominated in Canadian dollars while the Company’s functional currency is US dollars. Accordingly, these warrants are remeasured to fair value at each reporting date using the Black-Scholes option pricing model.

A summary of the Company’s warrant liability movement is as follows:

	Weighted Average exercise price	Number of warrants	Warrant liability
	CAD$	#	$
Balance December 31, 2022	1.38	2,466,303	999,820
Warrants issued	0.99	1,464,646	525,884
Warrants expired	0.00	0	0
Fair value adjustment for warrants outstanding	0.00	0	(1,393,742)
Balance, December 31, 2023	1.23	3,930,949	131,962
Warrants issued	0.97	1,569,697	421,356
Warrants expired	1.34	(1,834,990)	(29,130)
Fair value adjustment for warrants outstanding	0.00	0	59,892
Balance December 31, 2024	1.06	3,665,657	584,080
Warrants issued	0.91	2,578,188	925,115
Warrants expired	1.01	(2,601,010)	(239,114)
Fair value adjustment for warrants outstanding	0.00	0	64,808
Balance, December 31, 2025	0.99	3,642,835	1,334,889
Current portion	0.00	0	1,334,889
Non-current portion	0.00	0	0

On June 30, 2025, in connection with a private placement of units, the Company issued 167,778 common share purchase warrants with an exercise price of CAD$1.19 and an expiry date of June 30, 2028. If, at any time after the date that is 4 months and one day after the date of issuance of the Warrants, the average volume weighted trading price of the Company’s Common Shares on the Canadian Securities Exchange (or such other stock exchange on which the Common Shares may be traded from time to time) is at or above CAD $0.20 per share for a period of 10 consecutive trading days (the “Triggering Event”), the Company may at any time, after the Triggering Event, accelerate the expiry date of the Warrants by giving ten calendar days notice to the holders of the Warrants, by way of news release, and in such case the Warrants will expire on the first day that is 30 calendar days after the date on which such notice is given by the Company announcing the Triggering Event. The fair value of warrants on initial recognition was $52,145.

During December 2025, in connection with a private placement of units, the Company issued the following:

•	December 4, 2025, 1,601,005 common share purchase warrants with an exercise price of CAD$0.89 and an expiry date of 24 months
•	December 12, 2025, 445,286 common share purchase warrants with an exercise price of CAD$0.89 and an expiry date of 24 months
•	December 18, 2025, 364,119 common share purchase warrants with an exercise price of CAD$0.89 and an expiry date of 24 months
•	On initial recognition, the warrants were measured at fair value of $872,970 using a Black-Scholes option pricing model.
•	If, at any time after the date that is 4 months and one day after the date of issuance of the warrants, the average volume weighted trading price of Athena’s common shares on the Canadian Securities Exchange is at or above CAD$0.14 per share for a period of 10 consecutive trading days (the “Triggering Event”), Athena may at any time, after the Triggering Event, accelerate the expiry date of the warrants by giving ten calendar days’ notice to the holders of the warrants, by way of news release, and in such case the warrants will expire on the first day that is 30 calendar days after the date on which such notice is given by Athena announcing the Triggering Event.

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

A summary of the Company’s outstanding and exercisable derivative warrants is as follows:

December 31, 2025
Expiry date	Number of warrants outstanding	Weighted average exercise price (CAD)	Weighted average remaining life (Years)	Weighted average volatility	Weighted average risk free interest rate

October 25, 2027	606,061	1.19	1.82	170%	3%
December 3, 2027	326,263	1.19	1.92	169%	3%
December 23, 2027	132,323	1.19	1.98	168%	3%
June 30, 2028	167,778	1.19	2.50	170%	3%
December 4, 2027	1,601,005	0.89	1.93	169%	3%
December 12, 2027	445,286	0.89	1.95	168%	3%
December 18, 2027	364,119	0.89	1.96	169%	3%
	3,642,835	0.99	1.94	169%	3%

December 31, 2024
Expiry date			Weighted average remaining life (Years)	Weighted average volatility	Weighted average risk free interest rate

April 13, 2025	631,313	1.49	0.28	246%	4%
April 24, 2025	1,464,646	0.99	0.31	245%	4%
January 17, 2025	505,051	0.50	0.05	119%	4%
October 25, 2027	606,061	1.19	2.82	244%	4%
December 3, 2027	326,263	1.19	2.92	240%	4%
December 23, 2027	132,323	1.19	2.98	238%	4%
	3,665,657	1.06	1.01	227%	4%

Option liability

During the third quarter ending September 30, 2024, the Company granted 336,700 options to purchase shares held by Athena in Carlton Precious Inc at an exercise price of CAD$0.59, with an expiry date of January 31, 2025. The options had an initial valuation of $71,049. The outstanding options were revalued as of December 31, 2024, using a Black Scholes model and had a valuation of $12,433, resulting in an adjustment of $58,616 for the year ended December 31, 2024. The options expired unexercised on January 31, 2025 and at December 31, 2025, had a fair value of $nil. During the year ended December 31, 2025, Company recorded a gain on the revaluation of the option liability of $nil and $12,433, respectively (2024 - $nil and $nil).

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

NOTE 7 – SHARE CAPITAL AND RESERVES

a) Authorized share capital

The Company is authorized to issue an unlimited number of common shares and preferred shares with no par value. No preferred shares are outstanding. The Company does not currently pay dividends.

b) Issued share capital

During the year ended December 31, 2025, the Company had the following share capital transactions:

On April 25, 2025, The Company issued 175,478 common shares at a fair value of $62,551 (CAD$86,862 or CAD$0.50 per share) as a finder’s fee. The shares were issued pursuant to the acquisition of Laird Lake and Oneman Lake Projects in Ontario from Libra Lithium Corp. The terms of the acquisition agreements provided that these shares would not be issued until the Company had completed its redomicile from Delaware and merger with its British Columbia subsidiary, Nova Athena Gold Corp.

On April 25, 2025, the Company completed a private placement of 1,545,455 flow-through shares at a price of CAD$0.50 per flow-through share for gross proceeds of $550,895 (CAD$765,000). As the Company’s market price of common shares on April 25, 2025 was CAD$0.50, there was no flow-through premium associated with the private placement.

On April 25, 2025, in connection with finder’s fees on private placement of flow-through shares, the Company issued 48,485 units to arm’s length parties consisting of one non-flow-through common share and one common share purchase warrant. The warrants had a fair value of $10,891, measured using a Black-Scholes option pricing model, and the shares had a fair value of $17,312 (CAD$24,000) measured using the closing price of Athena’s common shares on the same date.

On June 30, 2025, the Company completed a non-brokered private placement of 335,556 units comprised of one common share and one half of one common share purchase warrant for gross proceeds of $121,007 (CAD$166,100). Each whole warrant may be exercised into one common share at an exercise price of CAD$1.19 per common share until June 30, 2028. If, at any time after November 1, 2025, the average volume weighted trading price of the Company’s Common Shares on the Canadian Securities Exchange (or such other stock exchange on which the Common Shares may be traded from time to time) is at or above CAD$1.98 per share for a period of 10 consecutive trading days (the “Triggering Event”), the Company may at any time, after the Triggering Event, accelerate the expiry date of the warrants by giving ten calendar days notice to the holders of the warrants, by way of news release, and in such case the warrants will expire on the first day that is 30 calendar days after the date on which such notice is given by the Company announcing the Triggering Event. On initial recognition, the warrants were measured at fair value of $52,145 using a Black-Scholes option pricing model.

On August 12, 2025, The Company issued 50,505 common shares at a fair value of $18,135 (CAD$25,000 or CAD$0.50 per share) to Bounty Gold pursuant to an option agreement dated August 19, 2024. The shares were issued pursuant to the acquisition of Laird Lake and Oneman Lake Projects in Ontario from Libra Lithium Corp (Note 5).

On August 19, 2025, the Company issued 99,091 common shares to a vendor in settlement of an invoice for services totaling a fair market value of $35,601. There was no gain or loss on the transaction.

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

December 2025

A total of $2,511,898 (CAD$3,500,029) was raised in the offering, of which $1,953,477 (CAD$2,727,526) was raised in the first tranche, $194,222 (CAD$270,500) in the second tranche and $364,199 (CAD$502,003) in the third tranche based on the following:

Tranche One

On December 4, 2025, in connection with a private placement of units, an aggregate of $1,953,477 (CAD$2,727,526) was raised in the first tranche consisting of the following:

•	1,921,791 flow-through units (the “FT Units”) comprised of one share and one half warrant at a price of CAD$0.69 per FT Unit for gross proceeds of $954,179 (CAD$1,331,801). Each whole warrant is exercisable into one common share at a price of CAD$0.89 per share. The fair value of the warrants which are classified within the warrant liability totaled $362,545 and residual proceeds of $591,634 was allocated to share capital. Based on the fair value of the Company’s shares on December 4, 2025 of $0.50 per share, there were no residual proceeds allocated to the flow-through premium;
•	$727,420 (CAD$1,015,500) through the issuance of 1,465,368 flow-through common shares (the “CMETC FT Shares) at a price of CAD$0.69 per CMETC FT Share; and
•	640,109 non flow-through units (the “NFT Units”) comprised of one share and one warrant at a price of CAD$0.59 per NFT Unit for gross proceeds of $271,878 (CAD$380,225). Each whole warrant is exercisable into one common share at a price of CAD$0.89 per share. The fair value of the warrants which are classified within the warrant liability totaled $241,512 and residual proceeds of $30,366 was allocated to share capital.
•	The Company paid aggregate finder’s fees totaling $95,612 (CAD$133,780) in cash and 192,320 in non-transferable finder’s warrants (the “Finder’s Warrants”). Each Finder’s Warrant entitles the holder thereof to acquire one common share of the Company for a period of 24 months from the date of issuance at an exercise price of CAD$0.89. The fair value of the warrants, which are classified as equity, total $72,562.
•	On initial recognition, the warrants were measured at fair value of $676,619 using a Black-Scholes option pricing model.

Tranche Two

On December 12, 2025, in connection with a private placement of units, an aggregate of $194,222 (CAD$270,500) was raised in the second tranche consisting of the following:

•	15,152 FT Units comprised of one share and one half warrant at a price of CAD$0.69 per FT Unit for gross proceeds of $7,578 (CAD$10,500). Each whole warrant is exercisable into one common share at a price of CAD$0.89 per share. The fair value of the warrants which are classified within the warrant liability totaled $2,414 and residual proceeds of $5,164 was allocated to share capital. Based on the fair value of the Company’s shares on December 12, 2025 of CAD$0.59 per share, there were no residual proceeds allocated to the flow-through premium;
•	437,710 NFT Units comprised of one share and one warrant at a price of CAD$0.59 per NFT Unit for gross proceeds of $186,644 (CAD$260,000). Each whole warrant is exercisable into one common share at a price of CAD$0.89 per share. The fair value of the warrants which are classified within the warrant liability totaled $139,497 and residual proceeds of $47,147 was allocated to share capital.
•	On initial recognition, the warrants were measured at fair value of $141,911 using a Black-Scholes option pricing model.

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

Tranche Three

On December 18, 2025, in connection with a private placement of units, an aggregate of $364,199 (CAD$502,003) was raised in the first tranche consisting of the following:

•	721,505 FT Units comprised of one share and one half warrant at a price of CAD$0.69 per FT Unit for gross proceeds of $362,746 (CAD$500,003). Each whole warrant is exercisable into one common share at a price of CAD$0.89 per share. The fair value of the warrants which are classified within the warrant liability totaled $125,828 and residual proceeds of $236,918 was allocated to share capital. Based on the fair value of the Company’s shares on December 18, 2025 of $0.69 per share, there were no residual proceeds allocated to the flow-through premium;
•	3,367 NFT Units comprised of one share and one warrant at a price of CAD$0.59 per NFT Unit for gross proceeds of $1,453 (CAD$2,000). Each whole warrant is exercisable into one common share at a price of CAD$0.89 per share. The fair value of the warrants which are classified within the warrant liability totaled $1,174 and residual proceeds of $279 was allocated to share capital.
•	The Company paid finder’s fees of $21,763 (CAD$30,000) in cash and 43,290 in non-transferable Finder’s Warrants. Each Finder’s Warrant entitles the holder thereof to acquire one common share of the Company for a period of 24 months from the date of issuance at an exercise price of CAD$0.89. The fair value of the warrants, which are classified as equity, total $15,060.
•	On initial recognition, the warrants were measured at fair value of $142,101 using a Black-Scholes option pricing model.

During the year ended December 31, 2024, the Company had the following share capital transactions:

On December 23, 2024, the Company completed the third tranche of a non-brokered private offering consisting of CAD$131,000 of its Units at a purchase price of CAD$0.50 per Unit for a total of 264,646 Units. Each Unit consisted of one share of Common Stock and one-half common stock purchase warrant (“Warrant”). Each whole Warrants exercisable for three years to purchase one additional share of Common Stock at a price of CAD$1.19 per share. The transaction is part of the Company’s unregistered private offering of up to CAD$1,000,000 in Units at a price of CAD$0.50 per Unit.

On December 3, 2024, the Company completed the second tranche of a non-brokered private offering consisting of CAD$323,000 of its Units at a purchase price of CAD$0.50 per Unit for a total of 652,525 Units. Each Unit consisted of one share of Common Stock and one-half common stock purchase warrant. Each whole Warrants exercisable for three years to purchase one additional share of Common Stock at a price of CAD$1.19 per share. The transaction is part of the Company’s unregistered private offering of up to CAD$1,000,000 in Units at a price of CAD$0.50 per Unit.

On October 25, 2024, the Company completed the first tranche of a non-brokered private offering consisting of CAD$600,000 of its Units at a purchase price of CAD$0.50 per Unit for a total of 1,212,121 Units. Each Unit consisted of one share of Common Stock and one-half common stock purchase warrant. Each whole Warrants exercisable for three years to purchase one additional share of Common Stock at a price of CAD$1.19 per share. The transaction is part of the Company’s unregistered private offering of up to CAD$1,000,000 in Units at a price of CAD$0.50 per Unit.

On June 7, 2024, the Company issued an aggregate of 60,606 shares in the common stock of the Company to two independent directors and the Chief Financial Officer of the Company as compensation for their services.

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

On June 7, 2024, the Company issued 30,303 common stock to a vendor in settlement of an invoice for services totaling CAD$15,000.

In January 2024, the Company completed the sale of an aggregate of CAD$200,000 of its Units at a purchase price of CAD$0.40 per Unit for a total of 505,051 Units. Each Unit consisted of one share of Common Stock and one common stock purchase warrant exercisable for one year to purchase one additional share of Common Stock at a price of CAD$0.50 per share. $27,812 previously classified as a related party account payable was used towards the funds required for the investment in the private placement.

In January 2024, the Company issued 69,249 common stock to a vendor in settlement of invoices for services totaling CAD$34,278.

During the year ended December 31, 2023, the Company had the following share capital transactions:

Effective December 29, 2023, the Company completed the sale of an aggregate of 1,671,384 shares of its Common Stock to a corporation incorporated under the laws of Ontario (“Vendor”) in consideration of the assignment by Vendor to the Company of an aggregate of 10 million shares of Common Stock of Nubian.

In April 2023 the Company completed a private placement in which we sold 1,464,646 units. Each unit was priced at C$0.69 and consisted of one share of the Company’s common stock and one stock purchase warrant granting the holder the right to purchase one additional share of common stock at a price of C$0.99. The warrants expire April 24, 2025. All securities issued in connection with the offering are subject to restrictions on resale in Canada and the United States pursuant to applicable securities laws and the policies of any applicable stock exchange. An additional 22,253 broker warrants were granted to a Canadian broker and C$7,921 as a placement fee for total proceeds of $744,160 net of offering costs.

During January 2023, the Company executed a promissory note with John Gibbs, a related party discussed in Note 9, for $25,000. The Company issued 36,075 shares at C$0.69 per share as a part of the April 2023 private placement to settle this note payable.

c) Stock options

The Company adopted its 2020 Equity Incentive Plan (the “Plan”) which became effective in January 2021. Under the Plan, the Company is authorized to issue up to 10 million common shares pursuant to grants and the exercise of rights under the Plan. Effective March 10, 2021, the Corporation adopted a deferred compensation and equity award plan (the “Deferred Compensation Plan”). Restricted share units awarded pursuant to the Deferred Compensation Plan shall vest in the manner determined by the Board with respect to such award. Restricted share units have no voting rights, and no amount due or payable under the Deferred Compensation Plan or any interest in the Deferred Compensation Plan, shall be subject in any manner to alienation, sale, transfer, assignment, pledge, attachment, garnishment, lien, levy or like encumbrance.

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

A summary of the Company’s stock option activity is as follows:

	Number of options outstanding	Weighted average exercise price
	#	$
Balance December 31, 2022	503,030	0.69
Granted	25,253	0.69
Balance, December 31, 2023	528,283	0.69
Granted	–	–
Balance December 31, 2024	528,283	0.69
Granted	277,778	0.39
Balance, December 31, 2025	806,061	0.59

A summary of the Company’s outstanding and exercisable stock options as at December 31, 2025 is as follows:

Expiry date	Number of options outstanding	Number of options exercisable	Weighted average exercise price	Weighted average remaining life
	#	#	$	Years
March 22, 2026	202,020	202,020	0.89	0.22
August 24, 2032	73,737	73,737	0.59	6.65
October 12, 2032	227,273	227,273	0.59	6.79
January 16, 2028	25,253	25,253	0.69	2.04
June 12, 2035	277,778	277,778	0.40	9.45
	806,061	806,061	0.59	5.91

A summary of the Company’s weighted average inputs used in the Black-Scholes option pricing model to calculate the fair value of the stock options granted during the years ended December 31, 2025, 2024 and 2023 is as follows:

	2025	2024	2023
Share price	$0.30	N/A	$0.59
Option fair value	$0.30	N/A	$0.50
Exercise price	$0.40	N/A	$0.65
Expected life	10.00	N/A	3.25
Risk-free interest rate	4%	N/A	4%
Expected volatility	145%	N/A	174%
Expected annual dividend yield	0.00%	N/A	0.00%

The Company had stock based compensation of $89,277, $24,555 and $26,974 for the years ended December 31, 2025, 2024 and 2023.

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

d) Broker Warrants

A summary of the Company’s broker warrants activity is as follows:

	Number of broker warrants outstanding	Weighted average exercise price
	#	$
Balance, December 31, 2022	52,440	1.39
Granted	22,253	0.99
Expired	(26,748)	1.19
Balance, December 31, 2023	47,945	1.14
Granted	0	0.00
Expired	(25,692)	1.29
Balance December 31, 2024	22,253	0.99
Granted	284,095	0.94
Expired	(22,253)	0.99
12/31/2025	284,095	0.94

A summary of the Company’s outstanding and exercisable broker warrants as at December 31, 2025 is as follows:

Expiry date	Number of broker warrants outstanding	Weighted average exercise price
	#	$
October 25, 2026	48,485	1.19
December 4, 2027	192,320	0.89
December 18, 2027	43,290	0.89
	284,095	0.94

A summary of the Company’s weighted average inputs used in the Black-Scholes warrant pricing model to calculate the fair value of the broker warrants granted during the years ended December 31, 2025, 2024, and 2023 is as follows:

	2025	2024	2023
Share price	$0.50	N/A	$0.62
Exercise price	$0.94	N/A	$0.99
Expected life	2.0	N/A	2.0
Risk-free interest rate	3.5%	N/A	4.1%
Expected volatility	173%	N/A	117%

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Ontario Claim holders must satisfy required annual units of assessment work to keep their claims in good standing. They must perform early exploration work and submit an assessment work report through the Mining Lands Administration System (MLAS). Current annual work commitment is $54,575 (CAD$74,800) per annum on the Laird Lake claims. Assessment work has been completed to maintain these claims until January 2027.

There is approximately $2,100,000 (CAD$2,900,000) unspent flow-through expenditure commitments, which is required to be spent by December 31, 2026.

NOTE 9 – RELATED PARTY TRANSACTIONS

Management and Consulting Fees

The Company was subject to a month-to-month management agreement with John Power requiring a monthly payment of $2,500 as consideration for the day-to-day management of Athena. Expenses of $7,500, $30,000 and $30,000 were recorded as management fees and are included in general and administrative expenses in the accompanying consolidated statements of loss and comprehensive loss for the year ended December 31, 2025, 2024 and 2023, respectively. The management agreement was terminated after the March 31, 2025 payment with Mr. Power being replaced by Koby Kushner as CEO.

On April 25, 2025, the Company engaged in a company wholly owned and controlled by the CEO (“Brie”) for executive services of $16,700 (CAD$24,000) plus HST for April, May and June 2025 and $5,600 (CAD$8,000) plus HST each month thereafter. In the event of a change of control, Brie will be entitled to a cash payment of 12 times the monthly services fee and for every full year of services completed the change of control fee will increase by three months of services fee. The increase is capped at 18 months of compensation. Brie has been paid $100,654 (CAD$137,796) for services and expense reimbursement for the twelve months ended December 31, 2025.

On April 25, 2025, the Company engaged Nemo Resources Inc (“Nemo”) for exploration management services for $8,650 (CAD$12,000 plus HST) per month. If the agreement is terminated by the Company, Nemo will receive a cash payment of $64,900 (CAD$90,000). In the event of a change of control, Nemo will be entitled to a cash payment of no less than $144,300 (CAD$200,000). Benjamin Kuzmich is the VP of Exploration for Athena and is a director, employee, and controlling shareholder of Nemo. Andrew Jedemann is the Exploration Manager for Athena and is a shareholder and employee of Nemo. Koby Kushner is the CEO of Athena and is a director and controlling shareholder of Nemo. Nemo has been paid $107,355 (CAD$150,263) for services and expense reimbursement for the twelve months ended December 31, 2025.

The Company paid the Chief Financial Officer for consulting services $54,341, $36,810 and $28,033 for the years ended December 31, 2025, 2024 and 2023 respectively.

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

Director fees and share-based compensation

There were no cash payments for director fees for the years ended December 31, 2025 and 2024.

On June 12, 2025, the Company issued 202,020 options to officers and directors of the total 277,778 options issued on that date resulting in share-based compensation of $64,927 for the twelve months ended December 31, 2025.

On June 7, 2024, the Company issued an aggregate of 60,606 common shares of the Company to two independent directors and the Chief Financial Officer of the Company as compensation for their services resulting in SBC expense of $24,000 for the twelve months ended December 31, 2024.

All four members of the board each received $7,500 for the year ended December 31, 2023 for a total of $30,000.

Advanced deposits and accounts payable

In December 2023, the Company received an advanced deposit for investment into the January 2024 private placement from John Gibbs for $25,000 and from John Power for $21,000. In addition, John Power was due approximately $nil, $6,000 and $100,000 as of December 31, 2025, 2024 and 2023, respectively for expense reports and other advances made to the Company.

Note payable

On June 7, 2024, the Company executed a promissory note with John Power, for $100,000 at 6% with a January 2, 2026 maturity date. The promissory note was paid off in December 2025.

In January 2023, the Company executed a promissory note with John Gibbs for $25,000 at 6% that is payable on demand. The amount was converted into equity as part of the April 2023 private placement.

Common shares issued in private placements

As part of the private placement of units on June 30, 2025 (Note 7(b)), Brie purchased 145,455 units in the offering.

As part of the private placement of units on December 4, 2025 (Note 7(b)), Brie purchased 8,417 units in the offering.

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The classification of each measurement within this hierarchy is based on the lowest-level significant input used in valuation. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly

Level 3 - Inputs that are not based on observable market data

The fair value of cash, accounts payable, and advanced deposits approximate their carrying values due to their short term to maturity. The investment in securities is recorded at the fair value through profit and loss using Level 1 inputs.

The warrant liabilities are measured at fair value through profit and loss using level 3 inputs (Note 3). During the years ended December 31, 2024 and 2023, there were no transfers between categories in the fair value hierarchy.

The Company’s financial instruments are exposed in varying degrees to a variety of financial risks. The Board of Directors approves and monitors the risk management processes as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty fails to meet an obligation under contract. Credit risk exposure arises with respect to the Company’s cash and cash equivalents, including cash and a guaranteed investment certificate held in a financial institution, and deposits. The risk exposure is limited because the Company places its cash and cash equivalents in institutions of high credit worthiness within Canada and the United States. The Company’s investment in securities is exposed to credit risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not hold any financial instruments with variable interest rates, other than cash equivalents and, therefore, is not exposed to significant interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. As the Company’s operations do not generate cash, financial liabilities are discharged using funding through the issuance of common shares or debt as required. As at December 31, 2025, the Company had sufficient cash on hand to discharge its financial liabilities as they become due but will require additional funding to continue operations.

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

Commodity price risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of gold. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in its functional currency. The Company does not manage currency risk through hedging or other currency management tools. At December 31, 2025, the Company is exposed to foreign exchange risk through its warrant liability and certain payables. The Company does not consider exposure to foreign exchange risk to be material.

NOTE 11 – CAPITAL MANAGEMENT

The Company manages its capital structure and adjusts it, based on the funds available to the Company, to support the acquisition and exploration of exploration and evaluation assets. In the management of capital, the Company includes components of shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business. The properties in which the Company currently has an interest are in the exploration stage as such the Company is dependent on external financing to fund activities. To carry out planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geological or economic potential, fits with the existing asset portfolio, and if it has adequate sufficient financial resources to do so. The Company is not currently subject to externally imposed capital requirements.

The Company is not currently subject to externally imposed capital requirements. There were no changes to the Company’s capital management during the year.

NOTE 12 – SEGMENTED INFORMATION

The Company is managed as one reportable segment: North America. The North American segment conducts exploration and evaluation activities at the Company’s principal assets, the Excelsior Springs, Laird Lake and Oneman Lake projects. This segment does not presently report any revenues from operations. Through this segment, the Company seeks to position its projects as development opportunities within the gold, silver, and other metals sectors.

The Company’s Chief Operating Decision Maker is the Chief Executive Officer (“CODM”). The CODM uses the consolidated statement of loss and comprehensive loss as the measure of segment profit and loss to assess performance and allocate resources. The measure of segment assets is reported on the consolidated balance sheets as “Total assets” and the measure of segment capital expenditures is reported on the consolidated statements of cash flows as “Acquisition of exploration and evaluation assets.”

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

The Company reported no revenues during the twelve months ended December 31, 2025, 2024 and 2023. The geographic location of all long-lived assets is Canada and United States for the year ended December 31, 2025 and only United States for the years ended December 31, 2024 and 2023. The following table represents our operating segments:

	United States			Canada			Total
	2025	2024	2023	2025	2024	2023	2025	2024	2023
	$	$	$	$	$	$	$	$	$

Exploration, evaluation and project expenses	$77,168	$186,764	$351,132	$496,968	$0	$0	$574,136	$186,764	$351,132
General expenses	3,546	41,326	27,871	22,810	0	0	26,356	41,326	27,871
Professional fees	79,102	291,836	315,521	509,390	0	0	588,492	291,836	315,521
Stock exchange fees and other	5,112	56,110	62,094	32,940	0	0	38,052	67,636	62,094
Stock based compensation	11,997	24,555	26,974	77,280	0	0	89,277	24,555	26,974
Other	(158,749)	35,927	(1,396,340)	(1,022,350)	0	0	(1,181,099)	24,401	(1,396,340)

Gain (loss) and comprehensive gain (loss)	$18,176	$636,518	($612,748)	$117,038	$0	$0	$135,214	$636,518	($612,748)

Mineral rights	$4,053,479	$6,241,114	$6,196,114	$36,235	$0	$0	$4,089,714	$6,241,114	$6,196,114

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

NOTE 13 – INCOME TAXES

The effective income tax rate consisted of the following:

	2025	2024	2023
Federal statutory income tax rate on net income/loss	21.0%	21.0%	21.0%
State statutory income tax rate on net income/loss	7.0%	7.0%	8.8%
Permanent differences	38.6%	1.2%	0.0%
Change in valuation allowance	-58.4%	-76.7%	-24.9%
Prior year adjustments	-8.3%	47.5%	0.0%
Effective tax rate	0.0%	0.0%	0.0%

Reconciliation of income tax expense:

	2025	2024	2023
Earnings (loss) for the year	$(135,214)	$(636,518)	$612,748

Expected federal income tax expense (benefit) at statutory rate	(28,395)	(133,669)	128,677
Expected state income tax expense (benefit) at statutory rate	(9,443)	(44,452)	54,167
Adjustment to prior years provision versus statutory tax returns	11,156	(302,056)	(158,826)
Permanent difference related to warrant revaluations	(52,256)	(7,795)	–
Change in valuation allowance	78,938	487,971	(24,018)
Income tax benefit	$–	$–	$–

The components of the deferred tax assets are as follows:

	2025	2024	2023
Deferred tax assets:
Federal and state net operating loss carryovers	$3,389,892	$3,335,937	$3,366,577
Warrant revaluation	–	–	(519,466)
Stock compensation	148,330	123,347	124,202
Total deferred tax asset	3,538,222	3,459,284	2,971,313
Less: valuation allowance	(3,538,222)	(3,459,284)	(2,971,313)
Deferred tax asset	$–	$–	$–

ATHENA GOLD CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

The Company has approximately a $12,113,000, $11,921,000 and $11,282,000 net operating loss carryover as of December 31, 2025, 2024 and 2023, respectively. The net operating loss may offset against taxable income, with $4,963,000 of the net operating loss carryover begins expiring in 2027 and $7,151,000 with no expiry date may be subject to U.S. Internal Revenue Code Section 382 limitations.

The Company has provided a valuation allowance that eliminates the deferred tax asset as of December 31, 2025, 2024 and 2023, as the likelihood of the realization of the tax benefits cannot be determined.

The Company and our subsidiaries file annual US Federal income tax returns and annual income tax returns for the state of California. Income taxing authorities have conducted no formal examinations of our past Federal or state income tax returns and supporting records.

NOTE 14 – SUBSEQUENT EVENTS

The Company entered into an exploration agreement dated February 20, 2026, with Wabauskang First Nation (“WFN”) to promote a cooperative and mutually respectful relationship concerning the Laird Lake project situated in the Red Lake Gold District of Ontario, or any other additional mining claims or properties in which Athena may acquire an interest, located within the WFN’s traditional territory. The Company issued 10,101 common shares.

The Company entered a Share Purchase Agreement dated February 25, 2026, Athena will acquired, all issued and outstanding shares of Last Bounty Gold Corp., a private British Columbia company, that holds a 100% interest in the Forester Gold Project. In consideration, The Company will issue 4,242,429 common shares. Last Bounty is a wholly owned subsidiary of Athena.

The Company issued 204,040 stock options on March 19, 2026 to the directors of the Company. The options have an exercise price of CAD$0.59 and expire on March 19, 2036.

On March 22, 2026, 202,020 options expired that were originally issued to the directors of the Company.

On April 2, 2026, the Canadian Securities Exchange approved the consolidation of the Company’s issued and outstanding common shares on the basis of every 9.9 pre-consolidation common shares for every one post-consolidation common share. All share information has been retrospectively restated for the consolidation.

ITEM 19. EXHIBITS

EXHIBIT NO.	DESCRIPTION
12.1	Section 302 Certification of Principal Executive
12.2	Section 302 Certification of Principal Financial Officer
13.1	Section 906 Certification of Principal Executive Officer
13.2	Section 906 Certification of Principal Financial Officer

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted in inline XBRL, and included in exhibit 101).

65

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATHENA GOLD CORPORATION

Date: April 10, 2026	By: /s/ Koby Kushner Koby Kushner Chief Executive Officer, President & Director (Principal Executive Officer)

Date: April 10, 2026	By: /s/ Tyler Minnick Tyler Minnick Chief Financial Officer (Principal Accounting Officer)

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Koby Kushner	Chief Executive Officer, President & Director	April 10, 2026
Koby Kushner	(Principal Executive Officer)

/s/ Brian Power	Director	April 10, 2026
Brian Power

/s/ John C Power	Director & Secretary	April 10, 2026
John C Power

/s/ David Goodman	Director	April 10, 2026
David Goodman

/s/ John Hiner	Director	April 10, 2026
John Hiner

/s/ Tyler Minnick	Chief Financial Officer	April 10, 2026
Tyler Minnick	(Principal Accounting Officer)

66